Exhibit 99.1

[LOGO] MITEL

                           MITEL NETWORKS CORPORATION
                                350 Legget Drive
                             Ottawa, Ontario, Canada
                                     K2K 2W7

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of the Shareholders of Mitel Networks Corporation (the "Corporation") will be held at 350 Legget Drive, Ottawa, Ontario, Canada on July 15, 2004 at 3:00 p.m. (Ottawa time), for the following purposes:

1. to place before the Meeting the consolidated financial statements of the Corporation for the fiscal year ended April 25, 2004, together with the auditors' report thereon;

2.    to elect the directors for the ensuing year;

3. to appoint the auditors of the Corporation and authorize the directors to fix the auditors' remuneration;

4. to consider and, if thought advisable, approve an ordinary resolution to confirm the repeal of the previous general operating by-laws of the Corporation and the enactment of a new by-law ("By-law No. 1A") relating generally to the transaction of the business and affairs of the Corporation; and

5. to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record at the close of business on the day immediately preceding the date on which this Notice of Meeting is mailed are entitled to receive notice of the Meeting and to vote in respect of the Meeting.

DATED at Ottawa, Ontario this 23rd day of June, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

Kent H.E. Plumley
Secretary

--------------------------------------------------------------------------------
Your vote is important. Completed proxies should be delivered to the Secretary of the Corporation at the address noted above by one of the following three methods: (i) by mail; (ii) by facsimile to (613) 592-7813; (iii) in person, in each case no later than 5:00 p.m. (Ottawa time) on July 13, 2004, being the second business day preceding the date of the Meeting.
--------------------------------------------------------------------------------

[LOGO] MITEL

                           MITEL NETWORKS CORPORATION
                                350 Legget Drive
                             Ottawa, Ontario, Canada
                                     K2K 2W7

                            MANAGEMENT PROXY CIRCULAR

A.    INFORMATION ON VOTING AND PROXIES

1.    Solicitation of Proxies

This management proxy circular (the "Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management of Mitel Networks Corporation (the "Corporation") for use at the Annual and Special Meeting (the "Meeting") of the shareholders of the Corporation (the "Shareholders") to be held at 350 Legget Drive, Ottawa, Ontario, Canada on July 15, 2004 commencing at 3:00 p.m., Ottawa time, for the purposes set out in the foregoing notice of the Meeting (the "Notice of Meeting") and at any adjournments thereof. This solicitation is made by the management of the Corporation.

The solicitation of proxies will be made primarily by mail but proxies may be solicited personally by directors, officers or employees of the Corporation by telephone or other electronic means. The cost of solicitation will be borne by the Corporation. Except as otherwise noted, the information contained in this Circular is given as at June 21, 2004.

All dollar amounts in this Circular are in Canadian dollars unless otherwise stated.

2.    Appointment of Proxies

The persons named in the enclosed form of proxy are directors of the Corporation. Every Shareholder has the right to appoint another person (who need not be a shareholder) to attend, vote and act for and on behalf of such shareholder at the Meeting by striking out the name of the persons named in the enclosed form of proxy and inserting another name in the blank space provided or by completing another proper form of proxy.

In either case, proxies to be exercised at the Meeting must be deposited with the Secretary of the Corporation at 350 Legget Drive, Ottawa, Ontario, Canada K2K 2W7 by one of the following three methods: (i) by mail; (ii) by facsimile to
(613) 592-7813; or (iii) in person, in each case, no later than 5:00 p.m. (Ottawa time) on July 13, 2004, being the second business day preceding the date of the Meeting.

Registered Shareholders

A registered shareholder is a shareholder whose share certificate bears the name of the shareholder. If you are a registered shareholder, you can vote your shares in person at the Meeting or by proxy. If you wish to vote in person at the Meeting, do not complete or return the form of proxy included with this Circular. Your vote will be taken and counted at the Meeting. If you do not wish to attend the Meeting or do not wish to vote in person, you may vote by proxy by properly completing and depositing the form of proxy with the Secretary of the Corporation at 350 Legget Drive, Ottawa, Ontario, Canada K2K 2W7 by one of the following three methods: (i) by mail; (ii) by facsimile to 613-592-7813; or
(iii) in person, in each case, no later than 5:00 p.m. (Ottawa time) on July 13, 2004, being the second business day preceding the date of the Meeting. In each case, the shares represented by your proxy will be voted or withheld/abstained from voting in accordance with your instructions as indicated on your form of proxy and on any ballot that may be called at the Meeting. Instructions for using each of these methods are set out on the enclosed form of proxy.

Non-Registered Shareholders

Your shares may not be registered in your name but in the name of an intermediary (which is usually a bank, trust company, securities dealer or broker, or trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans). If your shares are registered in the name of an intermediary, you are a non-registered shareholder.

The Corporation has distributed copies of the Notice of Meeting, this Circular, the form of proxy and the consolidated financial statements and auditors' report thereon for the fiscal year ended April 25, 2004 (collectively, the "Meeting Materials") to intermediaries for distribution to non-registered shareholders. Unless you have waived your right to receive the Meeting Materials, intermediaries are required to deliver them to you as a non-registered shareholder of the Corporation and to seek your instructions regarding how to vote your shares.

Non-registered shareholders who receive Meeting Materials from the intermediary will typically be given the ability to provide voting instructions in one of two ways. Usually, a non-registered shareholder will be given a voting instruction form which must be completed and signed by the non-registered shareholder in accordance with the instruction on the form (which may, in some cases, permit the completion of the voting instruction form by telephone or electronically).

Occasionally, an intermediary may give you a proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature), and which is otherwise uncompleted. This form of proxy does not need to be signed by you as the non-registered shareholder. In this case you can complete and deposit the proxy directly with Secretary as described above.

By following these procedures, a non-registered shareholder will be able to direct the voting of those shares that they own but which are not registered in their own name. Should a non-registered shareholder who receives from the intermediary either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the non-registered shareholder should strike out the names of the persons named in the form of proxy and insert the non-registered shareholder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding directions on the form. In either case, non-registered shareholders should carefully follow the instructions of their intermediaries.

Proxies returned by intermediaries as "non-votes" because the intermediary has not received instructions from the non-registered shareholder with respect to the voting of certain shares will be treated as not entitled to vote on any such matter and will not be counted as having been voted in respect of any such matter. Shares represented by intermediary "non-votes" will, however, be counted in determining whether there is a quorum.

Electronic Delivery and Access

Certain Shareholders have chosen to receive proxy circulars and other corporate information electronically through the internet rather than paper copies in the mail. You may choose the option of receiving proxy circulars and other corporate information electronically through the internet by following the instructions set out in the attached shareholder consent to electronic delivery of documents (the "Consent"). If you chose to receive the documentation electronically, you must have an electronic (e-mail) account and access to the internet. Please refer to the information provided in the attached Consent on how to receive the proxy circulars and other corporate information by electronic means.

3.    Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Shareholder may revoke a proxy under subsection 148(4) of the Corporation's governing corporate statute, the Canada Business Corporations Act ("CBCA"), by depositing an instrument in writing executed by the Shareholder or by the Shareholder's attorney authorized in writing (or if the Shareholder is a corporation, by an authorized officer or attorney thereof authorized in writing), either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which such proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits such proxy shall be revoked. If the instrument of revocation is deposited with the chairman of the Meeting on the day of the Meeting, or any adjournment thereof, the instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

4.    Voting of Proxies

The persons named in the form of proxy will vote or withhold/abstain from voting the shares represented by the form of proxy, in accordance with your instructions as indicated on your form of proxy and on any ballot that may be called for at the Meeting.

In respect of proxies signed by a Shareholder on which a Shareholder has not specifically indicated how the shares represented by the proxy are to be voted, such shares will be voted by the management nominees named in the form of proxy FOR the election of directors, FOR the appointment of auditors and the authorization of the directors to fix their remuneration and FOR the repeal of previous general operating by-laws and confirmation of By-Law No. 1A as indicated in the Circular.

The form of proxy accompanying this Circular confers discretionary authority upon the persons named in the enclosed form of proxy with respect to amendments or variations of matters identified in the Notice of Meeting or other matters which may properly come before the Meeting or any adjournment thereof. As of the date of this Circular, management of the Corporation knows of no amendment or variation of the matters referred to in the Notice of Meeting or other business that will be presented to the Meeting. If any such matters should properly come before the Meeting, each person named in the enclosed form of proxy will vote the shares represented by the proxy on those matters in accordance with his or her best judgment.

5.    Authorized Capital and Voting Shares

The authorized capital of the Corporation consists of:

   a) an unlimited number of common shares ("Common Shares");

   b) an unlimited number of Class A Convertible Preferred Shares, issuable in series, of which one series, consisting of an unlimited number of Class A Convertible Preferred Shares, Series 1 (the "Series A Shares"), has been designated; and

   c) an unlimited number of Class B Convertible Preferred Shares, issuable in series, of which one series, consisting of an unlimited number of Class B Convertible Preferred Shares, Series 1 (the "Series B Shares"), has been designated.

As of June 21, 2004, the Corporation had 111,688,279 Common Shares, 20,000,000 Series A Shares and 67,249,944 Series B Shares issued and outstanding (collectively, the "Shares"). Each Share currently carries one vote in respect of each matter to be voted upon at the Meeting. The holders of the Common Shares, Series A Shares and Series B Shares will vote together as a single class on each matter to be voted upon at the Meeting.

Only holders of outstanding Shares of record at the close of business on the day immediately preceding the day on which the Notice of Meeting is mailed will be entitled to vote at the Meeting, except to the extent that a person has transferred any of his/her/its Shares after that date and the transferee of such Shares establishes proper ownership and has demanded not later than 10 days before the Meeting that his/her/its name be included in the list to vote at the Meeting, in which case the transferee is entitled to vote such Shares at the Meeting.

Each matter to be considered at the Meeting must be approved by a majority of the votes cast by the Shareholders (in person or represented by proxy) in respect thereof in order to pass.

6.    Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to all persons known by the Corporation to be the beneficial owner, directly or indirectly, of or who exercise control or direction over Shares carrying more than 10% of the votes attached to any class of shares entitled to vote at the Meeting:

----------------------------------------------- ------------------------------------------ --------------------------
     Name and Address of Beneficial Owner               Shares Beneficially Owned                Percentage(1)
                                                         Directly or Indirectly
----------------------------------------------- ------------------------------------------ --------------------------
Mitel Systems Corporation(2)                            90,000,000 Common Shares                     45.2%
Ottawa, ON

Mitel Knowledge Corporation(2)                           4,555,169 Common Shares                     2.3%
Ottawa, ON

Terence H. Matthews(2)                                 40,897,750 Series B Shares                    20.5%
Ottawa, ON

EdgeStone Capital Equity Fund II-A, L.P.               20,000,000 Series A Shares                    10.0%
Toronto, ON
----------------------------------------------- ------------------------------------------ --------------------------

(1) Calculated on an as-if-converted to Common Shares basis.
(2) Dr. Terence H. Matthews, Chairman of the Corporation, controls, directly or indirectly, Mitel Systems Corporation and Mitel Knowledge Corporation.


B.    BUSINESS OF THE ANNUAL AND SPECIAL MEETING

1.    Financial Statements

The audited consolidated financial statements of the Corporation for the year ended April 25, 2004 and the auditors' report thereon will be presented to the Meeting. The audited consolidated financial statements accompany this Circular and, in accordance with the provisions of the CBCA, the financial statements will not be the subject of any vote at the Meeting.

2.    Election of Directors

The articles of the Corporation provide for a board of directors (the "Board") of not less than one director and not more than 10 directors to be elected annually, with the fixed number of directors within such range from time to time authorized by the shareholders of the Corporation. At a special meeting held on April 20, 2004, the shareholders of the Corporation fixed the number of directors at eight, and management proposes to nominate eight persons to be elected to the Board at the Meeting. Each director who is elected will hold office until the next annual meeting of shareholders, or until a successor is duly elected or appointed, unless the office is earlier vacated in accordance with the by-laws of the Corporation, the CBCA or the Shareholders Agreement (as defined and discussed under the heading "Interest of Management, Nominees and others in Material Transactions" in Part E of this Circular).

With the exception of Mr. Palter and Mr. Stewart, the current directors were elected at the last annual meeting of shareholders. Mr. Palter and Mr. Stewart were appointed directors on April 23, 2004, pursuant to the powers granted to the Board in the Articles of the Corporation to appoint additional directors.

Pursuant to the Shareholders Agreement, EdgeStone Capital Equity Fund IIA, L.P. ("EdgeStone"), is entitled to nominate two directors to the Board. Gilbert S. Palter and Guthrie Stewart are the nominees of Edgestone. The parties to the Shareholders Agreement agreed, among other matters, to act and vote from time to time so that on any election of directors by the Shareholders of the Corporation, the Edgestone nominees are elected.

The persons named in the form of proxy will, unless a proxy specifies that the Shares it represents shall be withheld from voting in respect of the election of directors or unless someone else is appointed as proxyholder, be voted FOR the election of the nominees for director listed below. In the event a nominee is unable or unwilling to serve, (an event that management has no reason to believe will occur), the persons named in the form of proxy reserve the right to vote for a substitute nominee at their discretion.

The following table sets forth the name of each person nominated for election as a director; the period or periods of service as a director; the principal occupation, business or employment, and all positions with the Corporation and any significant affiliate of the Corporation, within the preceding five years, as well as the number of Shares beneficially owned or over which control or direction is exercised. All of the listed nominees currently serve as directors of the Corporation.

--------------------------------- -------------------- --------------------------------------------- -----------------------
    Name and Municipality of         Director Since                Principal Occupation                Shares Beneficially
            Residence                                                                                         Owned
                                                                                                        or Controlled(1)
--------------------------------- -------------------- --------------------------------------------- -----------------------
Dr. Terence H. Matthews            February 16, 2001   Chairman of the  Corporation  since  February    94,555,169 Common
Ottawa, Ontario                                        2001; Chairman of March Networks  Corporation         Shares
                                                       since  June  2000  as  well  as CEO of  March
o Chairman of the Corporation                          Networks  Corporation from June 2000 to March   40,897,750 Series B
                                                       2004;  prior  thereto  Chairman of  Newbridge         Shares
                                                       Networks   Corporation  (now  Alcatel  Canada
                                                       Inc.) from June 1985 until June 2000.
--------------------------------- -------------------- --------------------------------------------- -----------------------
Donald W. Smith                      April 20, 2001    CEO  of  the  Corporation   since  May  2001;  26,250 Common Shares
Ottawa, Ontario                                        prior  thereto  President Optical Internet of
                                                       Nortel Networks Corporation from January 2000
                                                       to April  2001 and Vice  President  & General
                                                       Manager Optical  Solutions of Nortel Networks
                                                       Corporation  from  December  1998 to  January
                                                       2000.
--------------------------------- -------------------- --------------------------------------------- -----------------------
Paul A.N. Butcher                  February 16, 2001   President  & COO  of the  Corporation  since   25,000 Common Shares
Ottawa, Ontario                                        February  2001;  prior  thereto  Senior Vice
                                                       President & General Manager,  Communications  80,996 Series B Shares
                                                       Systems  Business of Mitel  Corporation (now
                                                       Zarlink  Semiconductor  Inc.)  from  1999 to
                                                       2001.
--------------------------------- -------------------- --------------------------------------------- -----------------------
Peter D. Charbonneau               February 16, 2001   Partner  of  Skypoint  Capital   Corporation            -
Ottawa, Ontario                                        since  November  2000;  prior  thereto  Vice
                                                       Chairman of March Networks  Corporation from
o Vice-Chairman of the                                 June 2000 to November  2000;  prior  thereto
  Corporation                                          held several senior  positions,  the last of
o Chairman of the Audit                                which  was  Vice   Chairman,   in  Newbridge
  Committee                                            Networks  Corporation  (now  Alcatel  Canada
o Chairman of the Employee                             Inc.) from December 1986 to June 2000.
  Compensation Committee
--------------------------------- -------------------- --------------------------------------------- -----------------------
Kirk Mandy                           July 11, 2002     Independent  Management Consultant since May     107,870 Series B
Ottawa, Ontario                                        2001,     Vice     Chairman    of    Zarlink          Shares
                                                       Semiconductor     Inc.    (formerly    Mitel
o Member of the Audit                                  Corporation)   and   Chairman   of   several
  Committee                                            privately held companies;  prior to May 2001
o Member of the Employee                               held  several  senior  executive  positions,
  Compensation Committee                               the last of which was  President  & CEO,  of
                                                       Mitel      Corporation      (now     Zarlink
                                                       Semiconductor Inc.) from 1998 to 2001.
--------------------------------- -------------------- --------------------------------------------- -----------------------
Sir David Rowe-Beddoe                July 11, 2002     Chairman  of  the  Wales  Millennium  Centre  26,966 Series B Shares
London, England                                        since 2001;  prior  thereto  Chairman of the
                                                       Welsh Development  Agency from 1993 to 2001.
o Member of the
  Audit Committee
o Member of the Employee
  Compensation Committee
--------------------------------- -------------------- --------------------------------------------- -----------------------
Gilbert S. Palter                   April 23, 2004     Chief   Operating   Officer   and   Managing          - (2)
Toronto, Ontario                                       Partner of EdgeStone  Capital Partners since
                                                       May 1999.
--------------------------------- -------------------- --------------------------------------------- -----------------------
Guthrie Stewart                     April 23, 2004     Partner of EdgeStone  Capital Partners since          - (2)
Montreal, Quebec                                       2001;   prior   thereto   and   since   1992
                                                       Executive   Vice-President   Teleglobe  Inc;
o Member of the                                        Chairman    of    Board    of    BreconRidge
  Audit Committee                                      Manufacturing Solutions Corporation.
--------------------------------- -------------------- --------------------------------------------- -----------------------

(1) Certain spouses of nominees own Shares. The relevant nominees disclaim beneficial ownership of such Shares.

(2) Certain funds managed by EdgeStone Capital Partners, of which Mr. Palter and Mr. Stewart are principals, own or control, directly or indirectly, 20,000,000 Series A Shares.

3.    Appointment and Remuneration of Auditors

Appointment of Auditors

On the recommendation of the audit committee, management proposes to present a resolution to appoint Deloitte & Touche LLP, Chartered Accountants, Ottawa, Ontario, as auditors of the Corporation for the fiscal year ending April 2005 to hold office until the close of the next annual meeting of shareholders. Deloitte & Touche LLP were first appointed auditors of the Corporation on December 4, 2001.

Remuneration of Auditors

In the past, the Audit Committee has negotiated with the auditors of the Corporation on an arm's length basis for the purpose of determining the fees to be paid to the auditors. Such fees have been based upon the complexity of the matters in question and the time incurred by the auditors. Management believes that the fees negotiated in the past with the auditors of the Corporation were reasonable in the circumstances and would be comparable to fees charged by other auditors providing similar services. It is intended that the Shares represented by proxies in favour of management nominees named in the form of proxy will vote FOR the appointment of Deloitte & Touche LLP as auditors of the Corporation and to authorize the directors to fix the remuneration of the auditors, unless a Shareholder has instructed that the Shares represented by the proxy are to be withheld from voting on the appointment of auditors.

4.    Confirmation of By-law No. 1A

At the Meeting, Shareholders will be asked to approve Resolution A, the full text of which is appended to this Circular, confirming the adoption of By-law No. 1A and the repeal of the Corporation's prior general operating by-laws.

Background

The CBCA, and the regulations thereunder, were amended on November 24, 2001 (the "Amendments"). The objectives of the Amendments were to: (i) bring the CBCA into line with other corporate statutes in Canada and the United States; and (ii) allow corporations governed by the CBCA greater flexibility in utilizing current and emerging technologies for various purposes, including communicating with shareholders and holding meetings of directors. The Board reviewed the existing general operating by-laws of the Corporation (the "Original By-laws"), in light of the Amendments, and determined that the adoption of a new general operating by-law, to be designated as By-law No. 1A, to replace the Original By-laws is in order to align the Corporation's general operating by-law with the Amendments. On June 10, 2004 the Board enacted By-law No. 1A and repealed the Original By-laws.

The complete text of By-law No. 1A is set out in Resolution A, which is attached to this Circular.

Among its more significant effects, the enactment of By-law No. 1A will: (i) permit the creation and provision of electronic documents; (ii) provide flexibility for directors or committees of directors to hold meetings by electronic means; and (iii) permit the Corporation to update existing indemnity arrangements with directors and officers.

In order to continue to be effective, By-law No. 1A must be confirmed by a majority of votes cast by all Shareholders at the Meeting, or any adjournment thereof. The Board recommends that Shareholders vote in favour of Resolution A.

It is intended that the Shares represented by proxies in favour of management nominees named on the form of proxy will vote FOR the resolution confirming By-law No. 1A and the repeal of the Corporation's prior general operating by-laws, unless a Shareholder has instructed that the Shares represented by the proxy are to be voted against the confirmation of By-law No. 1A and the repeal of the Corporation's prior general operating by-laws.

5.    Other Matters and Shareholder Proposals

Management of the Corporation knows of no amendment or variation to the matters referred to in the Notice of Meeting and of no other business to be brought before the Meeting. If any amendment, variation or other business is properly brought before the Meeting, the form of proxy confers discretion on the persons named on the form of proxy to vote on any amendment or variation of the matters referred to in the notice of Meeting or any other business in accordance with their best judgment.

The CBCA provides that, in certain circumstances, eligible shareholders are entitled to submit to the Corporation notice of a matter that such shareholder proposes to raise at a meeting of shareholders. The final date by which the Corporation must receive such a proposal to be raised at the next annual meeting of shareholders of the Corporation is April 15, 2005. Any eligible shareholder who may wish to exercise this right should carefully consider whether they are eligible to make such a proposal, and comply with the relevant provisions of the CBCA.

C.    DIRECTOR AND EXECUTIVE COMPENSATION

1.    Compensation of Executive Officers

Cash and Other Remuneration of Executive Officers

During the fiscal year ended April 25, 2004, there were five executive officers of the Corporation (the "Executive Officers"), as that term is defined in the CBCA. The aggregate cash remuneration paid to the Executive Officers by the Corporation and its subsidiaries for services rendered during the fiscal year ended April 25, 2004 was $1,426,942. Except as noted in this Circular, no other form of compensation has been provided to the Executive Officers. Other than the Corporation's stock option plan summarized below, the Corporation does not have any plan pursuant to which cash or non-cash remuneration was paid or distributed to Executive Officers during the fiscal year ended April 25, 2004, or is proposed to be so paid or distributed in a subsequent year.


Stock Option Plan

The Corporation adopted an employee stock option plan (the "Plan") in March 2001. Further amendments to the Plan were approved by the Board from time to time in accordance with section 24 of the Plan. The Plan provides for the grant of options to acquire Common Shares to employees, directors, consultants and suppliers of the Corporation.

The Plan provides that a committee of the Board (the "Employee Compensation Committee") has the authority to determine the individuals to whom options will be granted, the number of Common Shares subject to option grants and other terms and conditions of option grants. The Plan also provides that, unless otherwise determined by the Employee Compensation Committee, one-quarter of the Common Shares that an optionholder is entitled to purchase become eligible for purchase on each of the first, second, third and fourth anniversaries of the date of grant, and that options expire on the fifth anniversary of the date of grant. The Plan provides that in no event may an option remain exercisable beyond the tenth anniversary of the date of grant.

As at June 21, 2004, there are 25,000,000 Common Shares representing approximately 12.5% of the outstanding Shares, (calculated on an as-if-converted to Common Share basis) reserved for issuance upon the exercise of options granted under the Plan of which options to acquire 4,474,251 Common Shares are outstanding under the Plan. The Corporation expects that 10,373,302 new options will be granted to eligible participants after July 26, 2004, as discussed below.

On December 23, 2003, the Corporation offered all eligible employees the opportunity to exchange all of their outstanding, unexercised options to purchase Common Shares of the Corporation, in exchange for grants of new options. All of the 10,373,302 options to acquire Common Shares were tendered in the exchange were cancelled on January 23, 2004. As noted above, the Corporation expects that an equal number of new options will be granted to the eligible participating employees after July 26, 2004. The new options will vest in four equal instalments commencing one year from the date of grant, and will have an exercise price to be determined by the Board, but which will not be lower than the fair value of a Common Share on the date of the grant.

A component of executive remuneration consists of grants of stock options under the Plan. Options are also granted to attract new executives and recognize job promotions.

During the fiscal year ended April 25, 2004, the Board granted options to two of the Executive Officers to purchase a total of 265,000 Common Shares at prices ranging from $2.00 to $2.75 per share. There were no options exercised by the Executive Officers during the fiscal year ended April 25, 2004.

Loans to Directors and Executive Officers

There are no loans outstanding from the Corporation to any of its directors or the Executive Officers.

2.    Remuneration of Directors

A director who is not also an Executive Officer is reimbursed for any out-of-pocket expenses incurred in connection with attending Board or committee meetings. In addition, directors of the Corporation are eligible to participate in the Plan described above. The directors do not receive fees or other compensation for service as directors or as members of committees of the Board.

The Corporation remunerates directors of the Corporation with an annual grant of options pursuant to the Plan on the following basis:


    Annual Service on Board (other than Chair)                                   Options to purchase 20,000 Common
                                                                                               Shares

    Annual Service as Chair of the Board                                         Options to purchase 30,000 Common
                                                                                               Shares

    Annual Service as member of a standing committee (other than Chair)           Options to purchase 4,000 Common
                                                                                               Shares

    Annual Service as Chair of a standing committee                               Options to purchase 8,000 Common
                                                                                               Shares

During the fiscal year ended April 25, 2004, the Corporation remunerated non-executive directors of the Corporation with aggregate options to acquire 118,000 Common Shares granted under the Plan. There were no options exercised by directors during the fiscal year ended April 25, 2004.

D.    CORPORATE GOVERNANCE PRACTICES

The Corporation and its management place significant emphasis on the structure of the Board and the committees of the Board to ensure effective corporate governance of the Corporation. The Corporation's approach to corporate governance is described below.

1.    Mandate of the Board

The mandate of the Board is to supervise the management of the business and affairs of the Corporation. While management is responsible for the development of long-term corporate strategy, the Board's role is to ensure that a strategic planning process is in place, to review and approve the strategy, and to monitor management's success in implementing the strategy and the corporate objectives which the President and Chief Executive Officer are responsible for meeting. The Board also discharges its supervisory role by annually reviewing and adopting an annual financial budget and approving the consolidated financial statements of the Corporation.

The Board looks to management to be responsible for the day-to-day operations of the Corporation. The Board expects management to report on a frequent and timely basis on short-term results and long-term goals. The Board receives input from management through the President, Chief Executive Officer and Chief Financial Officer, as well as, at the request of the Board, other members of management.

The Board reviews and, where appropriate, approves the general parameters for the financial capitalization of the Corporation and other significant matters affecting the Corporation which are outside of its ordinary course of business. The Board is also responsible for identifying and managing the principal risks of the Corporation's business and for ensuring that appropriate systems are implemented for managing those risks.

The Board has charged the Vice-President, Strategic Marketing, with responsibility to speak for the Corporation in its communications with both its shareholders and the investment community generally. The Board reviews overall investor relations on an ongoing basis, as well as the management proxy circular of the Corporation.

In addition to any requirements to obtain certain approvals at law, certain fundamental matters affecting the Corporation must not only be approved by the Board, but also require the approval of certain shareholders. These fundamental matters are set out in the Shareholders Agreement.

2.    Composition of the Board

The Board is composed of six non-employee directors and two employee directors, being the Chief Executive Officer and the President and Chief Operating Officer of the Corporation. The Board believes that the presence of the Chief Executive Officer and the President and Chief Operating Officer on the Board is key to the effective corporate governance of the Corporation. The knowledge that the Chief Executive Officer and the President and Chief Operating Officer bring to the Board and their collective insight into the affairs of the Corporation are instrumental in creating an effective board of directors and in achieving the Corporation's objectives.

Pursuant to the articles of the Corporation, the Board is to consist of eight directors. The Shareholders have determined that eight directors is an appropriate number of directors for the Corporation at its current stage of development as this number provides for a diversity of views and experiences while still allowing for efficient decision making. Following the Meeting, subject to Shareholder approval, the Board will be comprised of eight directors.

The Board has established two committees to assist it in carrying out its responsibilities: the Audit Committee and the Employee Compensation Committee.

3.    The Audit Committee

The Audit Committee is composed of four directors namely, Peter Charbonneau, Kirk Mandy, David Rowe-Beddoe and Guthrie Stewart. Peter Charbonneau was appointed to the Audit Committee in February 2002, Kirk Mandy was appointed to the Audit Committee in July 2002. David Rowe-Beddoe was appointed to the Audit Committee in September 2003. Guthrie Stewart was appointed to the Audit Committee in June, 2004.

The Audit Committee is responsible for overseeing the integrity of the Corporation's financial statements, legal and regulatory compliance, auditor independence and qualification and the internal controls and management information systems, as well as identifying the principal risks of the Corporation's businesses and the systems in place to manage these risks. The Audit Committee also reviews with management and with the auditors the Corporation's financial reporting procedures in connection with the annual audit and the preparation of the financial statements. The Audit Committee recommends to the Board the appointment and remuneration of the external auditors.

4.       The Employee Compensation Committee

The Employee Compensation Committee is composed of three directors namely, Peter Charbonneau, Kirk Mandy and David Rowe-Beddoe. Peter Charbonneau was appointed to the Employee Compensation Committee in February 2002, Kirk Mandy was appointed to the Employee Compensation Committee in July 2002 and David Rowe-Beddoe was appointed to the Employee Compensation Committee in September 2003.

The Employee Compensation Committee is responsible for recommending to the Board the adequacy and form of the compensation to be paid to officers and employees, as well as all incentive compensation plans such as allocations of stock options under the Plan, sales commissions, bonuses and special employee benefit programs by ensuring that policies and processes are in place. The Employee Compensation Committee administers the Plan. The Employee Compensation Committee is responsible for succession planning for executive positions as well as performance evaluations programs worldwide.

E.    INTEREST OF MANAGEMENT, NOMINEES AND OTHERS IN MATERIAL
      TRANSACTIONS

In addition to the disclosure made elsewhere in this Circular with respect to any transaction since April 28, 2003, (the beginning of the Corporation's last completed financial year), material transactions between the Corporation and its insiders, proposed nominees for director and the respective associates or affiliates of such insiders and nominees for director which has or would materially affect the Corporation or its subsidiaries, include the following:

Disposal of Manufacturing Operations

In August 2001, the Corporation sold its manufacturing operations, comprising property, plant and equipment, workforce and certain liabilities to BreconRidge Manufacturing Solutions Corporation ("Breconridge"), a company in which Terence
H. Matthews (the "Principal Shareholder") holds a significant interest and in which the total net consideration approximated the fair value of the disposed manufacturing net assets. Total net consideration was in the form of long-term promissory notes receivable and notes payable. There was no interest income related to the promissory notes received during the fiscal year ended April 25, 2004, and no interest expense in connection with the promissory notes payable.

In connection with the disposal of the manufacturing operations, the Corporation entered into a supply agreement in August 2001 whereby Breconridge agreed to provide certain products and services under terms and conditions reflecting prevailing market conditions at the time the agreement was entered into. The initial term of the supply agreement is six years and will be, unless otherwise terminated, automatically renewed on the same terms and conditions for additional consecutive one-year periods. Under the terms of the supply agreement, Breconridge is required to purchase the Corporation's raw material inventory, before turning to third party suppliers for raw material procurement. During the fiscal year ended April 25, 2004, the Corporation purchased approximately $114,900,000 of products and services and sold approximately $3,700,000 of raw material inventory under the supply agreement. As at April 25, 2004, the balances payable pursuant to these agreements amounted to approximately $20,900,000 and balances receivable pursuant to this agreement amounted to approximately $2,300,000.

Under the terms of the supply agreement, the Corporation is required to purchase from Breconridge certain tools used in the manufacturing process. These manufacturing tools are capitalized as part of fixed assets and are depreciated over their estimated useful lives. During the fiscal year ended April 25, 2004, manufacturing tools purchased from Breconridge amounted to approximately $100,000.

In August 2001, the Corporation also entered into service agreements with Breconridge to provide human resource, finance and information systems support services during the transition period ended December 31, 2001 and to provide facilities management services for the period covering the term of the premise lease agreements. Amounts charged to Breconridge were equal to, and recorded as a reduction of, the costs incurred to provide the related services in the consolidated statement of operations. During the fiscal year ended April 25, 2004, the Corporation provided services valued at approximately $4,500,000 under these agreements, for which there was no receivable balance outstanding at April 25, 2004.

Leased Properties

In March 2001, the Corporation entered into a lease agreement for its Ottawa-based headquarter facilities with Mitel Research Park Corporation, a company controlled by the Principal Shareholder, under terms and conditions reflecting prevailing market conditions at the time the lease was entered into. The lease agreement is for 10 years expiring in March 2011.

In August 2001, the Corporation entered into sublease agreements with BreconRidge for certain office and manufacturing facilities in Ottawa and in the United Kingdom totalling 252,941 square feet under terms and conditions reflecting prevailing market conditions at the time the lease was entered into. The Ottawa sublease agreement with Breconridge was amended on May 31, 2002 to increase leased space by 4,026 square feet, bringing the total space subleased to Breconridge to 256,967 square feet. The Ottawa sublease agreement is for a term of five years expiring on August 31, 2006. The United Kingdom lease agreement is for a term of fifteen years expiring in August 2016 with cancellation options on the fifth and tenth years available to the Company and Breconridge. As at April 25, 2004, balances due to the Corporation controlled by the Principal Shareholder and related to the lease agreement were insignificant. NTD: See Note 3 in financial statements.

Financing

During the fiscal year ended April 27, 2003, the Corporation borrowed funds, from time to time, from Wesley Clover Corporation (the "Financing Affiliate"), a company controlled by the Principal Shareholder to finance its operations. The loans bore interest at prime rate, and interest expense incurred on these related party loans amounted to $1,000,000 during the fiscal year ended April 25, 2004. At April 25, 2004, there was no amount owing to the Financing Affiliate under those loan agreements.

In October 2003, all such outstanding demand loans were converted into 20,448,875 Common Shares of the Corporation at the then fair value of the Common Shares of $2.00 per share. The fair value of the Common Shares issued upon extinguishment of the loans was equal to the carrying value of the demand loans on the date of extinguishment, therefore no gain or loss resulted from the transaction. In April 2004, all of the 20,448,875 Common Shares were exchanged for 40,897,750 Series B Shares.

Other

In September 2001, the Corporation entered into a strategic alliance agreement with March Networks Corporation (the "Partner Company"), a company controlled by the Principal Shareholder to broaden its product portfolio. Under the terms of the agreement, the parties agree to cooperate in the performance of joint development activities and each party will bear its own costs arising in connection with the performance of its obligations and common costs incurred in the performance of joint activities will be shared by both parties. The Partner Company develops, manufactures and distributes integrated technology solutions enabling businesses and service providers to deliver enhanced multimedia communications services. During the fiscal year ended April 25, 2004, the Corporation purchased $1,400,000 in products and services from the Partner Company and had an insignificant balance payable pursuant to this agreement at April 25, 2004.

In addition, during the fiscal year ended April 27, 2003, certain of the directors and members of senior management of the Corporation purchased convertible debentures in an aggregate amount of $400,000. During the fiscal year ended April 25, 2004, these convertible debentures were converted to Common Shares of the Corporation and later exchanged for Series B Shares.

The Corporation, Mitel Systems Corporation, Zarlink Semiconductor Inc. and Power Technology Investment Corporation were parties to an amended and restated shareholder agreement dated August 31, 2001. Each of the parties subsequently entered into a Waiver and Termination Agreement dated April 23, 2004 thereby terminating such amended and restated shareholders agreement. On April 23, 2004 the Corporation, Mitel Systems Corporation, Zarlink Semiconductor Inc., Power Technology Investment Corporation, the Principal Shareholder, Mitel Knowledge Corporation, Wesley Clover Corporation and EdgeStone entered into a new shareholders agreement (the "Shareholders Agreement"). The Shareholders Agreement contains provisions relating to the entitlement of EdgeStone to appoint two directors to the Board, and various other provisions respecting the management of the Corporation and dealings with the securities of the Corporation held by the Shareholders which are parties to the Shareholders
Agreement. Certain parties to the Shareholders Agreement, Mitel Systems Corporation, Mitel Knowledge Corporation and Wesley Clover Corporation, are corporations controlled directly or indirectly by the Principal Shareholder.

The Corporation also entered into a registration rights agreement (the "Registration Rights Agreement") with Mitel Systems Corporation, Zarlink Semiconductor Inc., Power Technology Investment Corporation, the Principal
Shareholder, Mitel Knowledge Corporation, Wesley Clover Corporation and EdgeStone dated April 23, 2004. Pursuant to the Registration Rights Agreement, the Corporation covenanted to make certain arrangements with respect to the registration and/or the qualification for distribution of the Shares held by such shareholders under the applicable securities laws of the United Shares and/or Canada.

The Corporation has also entered into the following agreements:

      a) a Contribution Agreement for the Integrated Communications Solutions R&D Project with Her Majesty the Queen in Right of Canada as
            represented   by  the  Minister  of  Industry   through   Technology

            Partnerships Canada, March Networks and Mitel Knowledge Corporation dated October 10, 2002, amended in March 2003 and further amended in April 2004;

      b) a technology transfer and software licenses agreement between the Corporation and March Networks Corporation, dated May 29, 2003 (transfer of certain nurse dispatch software from March Networks to the Corporation, and licensed back to March Networks).

      c) MiSN Program Agreements (third party developer program), entered into in the ordinary course of business, with March Networks
            Corporation, Encore Networks Inc. and NewHeights Software Inc., respectively.

Other than the information set out elsewhere in this Circular, none of the directors or senior officers of the Corporation, none of the persons who have been directors or senior officers of the Corporation and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting except to the extent that such persons may be involved in the normal business of the Meeting or the general affairs of the Corporation and with the exception that directors, officers and employees of the Corporation may be granted options to acquire Common Shares pursuant to the Plan.

F.    Directors' and Officers' Insurance and Indemnification

The Corporation maintains directors' and officers' liability insurance in the amount of US$15,000,000 for the benefit of directors and officers of the Corporation. The Corporation's annual premium is US$177,480 which covers a one year period from December 1, 2003 to November 30, 2004. No portion of the premium was paid by the directors and officers of the Corporation. The Corporation has received an endorsement to the policy that contains various deductibles applicable to losses for which reimbursement is sought and contains a number of exclusions and limitations to the coverage provided, as a result of which the Corporation may, under certain circumstances, be obligated to indemnify its directors or officers for certain claims which do not fall within the coverage provided under the policy.

The by-laws of the Corporation (including By-law No. 1A being placed before Shareholders at the Meeting for their confirmation) generally provide that the Corporation shall indemnify a director or officer against liability incurred in such capacity, including acting at the Corporation's request as director or officer of another corporation, to the extent permitted or required by the CBCA. The Corporation has agreed to contractually indemnify each director and certain officers of the Corporation against liability resulting from any civil, criminal or administrative action or proceeding to which such person is made a party by reason of being, or having been, a director or officer of the Corporation (including an action by or on behalf of the Corporation), as long as such person
(i) acted honestly and in good faith with a view to the best interests of the Corporation; and (ii) had reasonable grounds for believing his or her conduct was lawful in any criminal or administrative proceeding that is enforced by monetary penalty.

                                   Certificate

The contents and the distribution of this Circular have been approved by the Board of Directors of the Corporation.


DATED June 21, 2004 on behalf of the Board of Directors.


"Kent H.E. Plumley"

Kent H.E. Plumley,
Secretary
Ottawa, Ontario, Canada

                                  RESOLUTION A

RESOLVED AS A RESOLUTION OF THE SHAREHOLDERS OF MITEL NETWORKS CORPORATION THAT:

1. The enactment of By-law No. 1A of the Corporation, in the form attached hereto as Appendix "1", is hereby confirmed.

2. The repeal of the previous general operating by-laws of the Corporation is hereby confirmed.

                                 APPENDIX "1" TO
                                 RESOLUTION "A"

                                  BY-LAW NO. 1A

  a by-law relating generally to the transaction of the business and affairs of
                           MITEL NETWORKS CORPORATION
                               (the "Corporation")

                                   ARTICLE 1
                  DEFINITIONS AND PRINCIPLES OF INTERPRETATION


1.1 Definitions

In this by-law and all other by-laws of the Corporation:

(a) "the Act" means the Canada Business Corporations Act or any statute which may be substituted therefor, including the regulations thereunder, as amended from time to time;

(b) "articles" means the articles of the Corporation, as defined in the Act, and includes any amendments thereto;

(c)   "board" means the board of directors of the Corporation;

(d) "by-laws" means the by-laws of the Corporation in force as amended or restated from time to time;

(e)   "director" means a director of the Corporation as defined in the Act;

(f) "meeting of shareholders" means an annual meeting of shareholders or a special meeting of shareholders;

(g) "non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada);

(h)   "officer" means an officer of the Corporation as defined in the Act; and

(i) "person" includes an individual, partnership, association, body corporate, trustee, executor, administrator or legal representative.

1.2 Interpretation

In this by-law and all other by-laws of the Corporation:

(a) words importing the singular include the plural and vice-versa; and words importing gender include all genders; and

(b) all words used in this by-law and defined in the Act shall have the meanings given to such words in the Act or in the related Parts thereof.

                                   ARTICLE 2
                                GENERAL BUSINESS

2.1 Registered Office

The registered office of the Corporation shall be in the province within Canada specified in the articles and at such place and address therein as the board may from time to time determine.

2.2 Seal

The Corporation may have a seal which shall be adopted and may be changed by the board.

2.3 Financial Year

Until otherwise determined by the board, the financial year of the Corporation shall end on the last Sunday of April in each year.

2.4 Execution of Instruments

Deeds, transfers, assignments, contracts, obligations, certificates and other instruments shall be signed on behalf of the Corporation by any one director or officer or as otherwise directed by the board.

2.5 Execution in Counterpart, by Facsimile, and by Electronic Signature

(a) Subject to the Act, any instrument or document required or permitted to be executed by one or more persons on behalf of the Corporation may be signed by means of secure electronic signature (as defined in the Act) or facsimile;

(b) Any instrument or document required or permitted to be executed by one or more persons may be executed in separate counterparts, each of which when duly executed by one or more of such persons shall be an original and all such counterparts together shall constitute one and the same such instrument or document;

(c) Subject to the Act, wherever a notice, document or other information is required under the Act or the by-laws to be created or provided in writing, that requirement may be satisfied by the creation and/or provision of an electronic document.

Notwithstanding the foregoing, the board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed.

2.6 Voting Rights in Other Bodies Corporate

Any officer or director may execute and deliver proxies and take any other steps as in the officer's or director's opinion may be necessary or desirable to permit the exercise on behalf of the Corporation of voting rights attaching to any securities held by the Corporation. In addition, the board may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.7 Banking Arrangements

The banking business of the Corporation, or any part or division of the Corporation, shall be transacted with such bank, trust company or other firm or body corporate as the board may designate, appoint or authorize from time to time and all such banking business, or any part thereof, shall be transacted on the Corporation's behalf by such one or more officers or other persons as the board may designate, direct or authorize from time to time and to the extent thereby provided.

                                    ARTICLE 3
                                    BORROWING

3.1 Borrowing

Without limit to the powers of the board as provided in the Act, the board may from time to time on behalf of the Corporation:

(a)   borrow money upon the credit of the Corporation;

(b)   issue, reissue, sell or pledge debt obligations of the Corporation;

(c) to the extent permitted by the Act, give, directly or indirectly, financial assistance to any person by means of a loan, a guarantee to secure the performance of an obligation or otherwise; and

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

3.2 Delegation

Subject to the Act, the board may from time to time delegate to a director, a committee of directors, an officer or such other person or persons so designated by the board all or any of the powers conferred on the board by section 3.1 or by the Act to such extent and in such manner as the board shall determine at the time of each such delegation.

                                    ARTICLE 4
                                    DIRECTORS

4.1 Duties of Directors

The board shall manage or supervise the management of the business and affairs of the Corporation.

4.2 Qualification

At least twenty-five per cent of the directors of the Corporation must be resident Canadians. However, if the Corporation has less than four directors, at least one director must be a resident Canadian.

4.3 Eligibility Requirements at Meetings

The board shall not transact business at a meeting, other than filling a vacancy in the board, unless at least twenty-five percent of the directors present are resident Canadians, or, if the Corporation has less than four directors, at least one of the directors present is a resident Canadian, except where

(a) a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and

(b) the required number of resident Canadian directors would have been present had that director been present at the meeting.

4.4 Quorum

A majority of the number of directors in office from time to time shall constitute a quorum for the transaction of business at any meeting of the board. Notwithstanding vacancies, a quorum of directors may exercise all of the powers of the board.

4.5 Calling of Meetings

Meetings of the board shall be held from time to time at such place within or outside Canada, on such day and at such time as the board, the chairperson of the board, the president or any two directors may determine.

4.6 Notice of Meetings

Notice of the time and place of each meeting of the board shall be given to each director not less than 48 hours before the time when the meeting is to be held and need not be in writing. A notice of meeting need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including, if required by the Act, any proposal to:

(a) submit to the shareholders any question or matter requiring the approval of the shareholders;

(b) fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c)   issue securities;

(d)   issue shares of a series under section 27 of the Act;

(e)   declare dividends;

(f)   purchase, redeem or otherwise acquire shares issued by the Corporation;

(g)   pay a commission referred to in section 41 of the Act;

(h)   approve a management proxy circular referred to in Part XIII of the Act;

(i)   approve any financial statements referred to in section 155 of the Act; or

(j)   adopt, amend or repeal by-laws.

4.7 First Meeting of New Board

Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting following the meeting of shareholders at which such board is elected.

4.8 Chairperson and Secretary

The chairperson of the board or, in the chairperson's absence, the vice-chairperson, or in the vice-chairpersons' absence, the president or, in the president's absence, a vice-president shall be chairperson of any meeting of the board. If none of these officers are present, the directors present shall choose one of their number to be chairperson. The secretary of the Corporation shall act as secretary at any meeting of the board and, if the secretary of the Corporation is absent, the chairperson of the meeting shall appoint a person who need not be a director to act as secretary of the meeting.

4.9 Votes to Govern

At all meetings of the board any question shall be decided by a majority of the votes cast on the question and in the case of an equality of votes the chairperson of the meeting shall not be entitled to a second or casting vote. Any question at a meeting of the board shall be decided by a show of hands unless a ballot is required or demanded.

4.10 Participation by Telephonic, Electronic or other Communication Facility

Subject to the Act, a director may participate in a meeting of directors or of a committee of directors by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. A director participating in a meeting by such means shall be deemed to be present at that meeting. A meeting of directors held by telephonic, electronic or other communication facility shall be deemed to be held at the place where the registered office of the Corporation is located.

4.11 Electronic Voting

Subject to the Act, a director participating in a meeting by telephonic, electronic or other communication facility in accordance with section 4.9 may vote by means of such facility.

4.12 Conflict of Interest

A director or officer of the Corporation who is a party to a material transaction or material contract, or proposed material transaction or material contract with the Corporation, is a director or an officer of, or acts in a capacity similar to a director or officer of, or has a material interest in any person who is a party to a material transaction or material contract or proposed material transaction or material contract with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided in the Act. Except as provided in the Act, no such director of the Corporation shall vote on any resolution to approve any transaction. If a material transaction or material contract is made between the Corporation and one or more of its directors or officers, or between the Corporation and another person of which a director or officer of the Corporation is a director or officer or in which he has a material interest, the transaction is neither void nor voidable by reason only of that relationship, or by reason only that a director with an interest in the transaction or contract is present at or is counted to determine the presence of a quorum at a meeting of directors or committee of directors that authorized the transaction, if the director or officer disclosed his interest in accordance with the provisions of the Act and the transaction or contract was approved by the directors or the shareholders and it was reasonable and fair to the Corporation at the time it was approved.

                                    ARTICLE 5
                                   COMMITTEES

5.1 Audit Committee

The directors shall appoint from among their number an audit committee whose composition and function will conform with applicable law. The audit committee shall have the functions provided in the Act and as may be prescribed by any applicable law or regulatory authority to which the Corporation is required to comply.

5.2 Other Committees

The board may designate and appoint additional committees of directors and, subject to the limitations prescribed by the Act, may delegate to such committees any of the powers of the board.

5.3 Procedure

Subject to the Act and unless otherwise determined by the board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairperson and to regulate its procedure.

                                    ARTICLE 6
                                    OFFICERS

6.1 Appointment of Officers

The board may from time to time designate the offices of the Corporation, appoint persons to such offices, specify their duties and, subject to any limitations prescribed in the Act, may delegate to them powers to manage the business and affairs of the Corporation.

                                   ARTICLE 7
                      PROTECTION OF DIRECTORS AND OFFICERS

7.1 Limitation of Liability

No director or officer shall be liable for:

(a) the acts, receipts, neglects or defaults of any other director, officer, employee or agent of the Corporation or any other person;

(b) any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by, for, or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be loaned out or invested;

(c) any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation, including any person, firm or corporation with whom any moneys, securities or other assets belonging to the Corporation shall be lodged or deposited;

(d) any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation;

(e) any other loss, damage or misfortune whatever which may happen in the execution of the duties of the director's or officer's respective office or in relation thereto,

unless the same shall happen by or through the director's or officer's failure to exercise the powers and to discharge the duties of the director's or officer's office honestly and in good faith with a view to the best interests of the Corporation, and in connection therewith, to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act or relieve such director or officer from liability for a breach of the Act.

7.2 Indemnity of Directors and Officers

(a) The Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil, criminal or administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

(b) The Corporation may not indemnify an individual under paragraph (a) unless the individual:

      (i) acted honestly and in good faith with a view to the best interests of the Corporation or other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation's request, as the case may be; and

      (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful.

(c) The Corporation shall advance moneys to such individual for the costs, charges and expenses of a proceeding referred to in paragraph (a) provided such individual agrees in advance, in writing, to repay the moneys if the individual does not fulfill the condition of paragraph (b).

(d) If required by an individual referred to in paragraph (a), the Corporation shall seek the approval of a court to indemnify such individual or advance moneys under paragraph (c) in respect of an action by or on behalf of the Corporation or other entity to procure a judgment in its favour, to which such individual is made a party because of the individual's association with the Corporation or other entity as described in paragraph (a), against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfills the conditions set out in paragraph (b).

(e) Notwithstanding paragraph (a), an individual referred to in paragraph (a) is entitled to indemnity from the Corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual's association with the Corporation or other entity as described in paragraph (a), if the individual seeking indemnity:

      (i) was not adjudged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

      (ii)  fulfills the conditions set out in paragraph (b).

7.3 Indemnification of Others

Subject to the Act, the Corporation may indemnify its employees, agents and such persons, other than those referred to in section 7.2, as the directors may determine.

7.4 Insurance

The Corporation may purchase and maintain insurance for the benefit of an individual referred to in section 7.1 and 7.2 against any liability incurred by such individual if the individual acts or acted in that capacity at the Corporation's request.

7.5 Indemnities Not Exclusive

Each of the provisions of this Article 7 shall be in addition to and not in substitution for or derogation from any rights to which any person referred to herein may otherwise be entitled.

                                   ARTICLE 8
                            MEETINGS OF SHAREHOLDERS

8.1 Annual Meetings

Subject to the Act, the annual meeting of shareholders shall be held on such day and at such time in each year as the board, or the chairperson of the board, or the vice-chairperson of the board, or the president in the absence of the chairperson or vice-chairperson of the board, may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

8.2 Place of Meetings

Subject to the Act, meetings of shareholders shall be held at such place within Canada as the directors shall determine or at such place outside Canada as may be specified in the articles or agreed to by all of the shareholders entitled to vote at the meeting.

8.3 Notice of Meetings

Subject to the Act, notice of the time and place of each meeting of shareholders shall be sent not less than 21 days nor more than 60 days before the meeting to each shareholder entitled to vote at the meeting, to each director and to the auditor of the Corporation.

8.4 Participation in Meeting by Electronic Means

Subject to the Act and the consent of the directors or all of the shareholders entitled to vote at the meeting, any person entitled to attend a meeting of shareholders may participate in the meeting by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation makes available such a communication facility. A person participating in a meeting by such means shall be deemed to be present at the meeting. A meeting of shareholders held by electronic means shall be deemed to be held at the place where the registered office of the Corporation is located.

8.5 Electronic Meetings

Subject to the Act and the consent of the directors or all of the shareholders entitled to vote at the meeting, if the directors or the shareholders of the Corporation call a meeting of shareholders pursuant to the Act, those directors or shareholders, as the case may be, may determine that the meeting shall be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

8.6 Chairperson and Secretary

The chairperson of the board or, in the chairperson's absence, the vice-chairperson or, in the vice-chairperson's absence, the president or, in the president's absence, a vice-president shall be chairperson of any meeting of shareholders. If none of these officers are present within 15 minutes after the time appointed for holding the meeting, the persons present and entitled to vote shall choose a chairperson from amongst themselves. The secretary of the Corporation shall act as secretary at any meeting of shareholders or, if the secretary of the Corporation be absent, the chairperson of the meeting shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by resolution or by the chairperson with the consent of the meeting.

8.7 Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those persons entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairperson of the meeting or with the consent of the meeting.

8.8 Quorum

A quorum of shareholders is present at a meeting of shareholders if the holders of not less than 20% of the votes attached to the issued and outstanding shares of the Corporation entitled to vote at the meeting are present in person or represented by proxy, provided that a quorum shall not be less than two persons. A quorum need not be present throughout the meeting provided a quorum is present at the opening of the meeting.

8.9 Right to Vote

At any meeting of shareholders every person who is named in the list prepared in accordance with the Act shall be entitled to vote the shares shown thereon opposite such person's name except to the extent that such person has transferred any of such shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that the transferee owns such shares, demands not later than 10 days before the meeting that the transferee's name be included on the list to vote the transferred shares at the meeting. In the absence of a list prepared as aforesaid in respect of a meeting of shareholders, every person shall be entitled to vote at the meeting who at the time is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.

8.10 Shareholder Representatives

A body corporate or association which is a shareholder of the Corporation may be represented at a meeting of shareholders by any individual authorized by a resolution of its directors or governing body and such individual may exercise on behalf of the body corporate or association which such individual represents all the powers it could exercise if it were an individual shareholder.

8.11 Time for Deposit of Proxies

The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours, exclusive of non-business days, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, it shall have been received by the secretary of the Corporation or by the chairperson of the meeting or any adjournment thereof prior to the time of voting.

8.12 Voting

Any question at a meeting of shareholders shall be decided by a show of hands unless a ballot is required or demanded. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands has been taken upon a question, unless a ballot is so required or demanded, a declaration by the chairperson of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be, in the absence of evidence to the contrary, proof of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution.

8.13 Ballots

On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chairperson may require, or any shareholder or proxyholder entitled to vote at the meeting may demand, a ballot. A ballot so required or demanded shall be taken in such manner as the chairperson shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which each person is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon that question.

8.14 Electronic Voting

(a) Notwithstanding section 8.11, any person participating in a meeting of shareholders by telephonic, electronic, or other communication facility in accordance with section 8.4 and entitled to vote at the meeting may vote by means of the telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

(b) Any vote referred to in section 8.11 or 8.12 may be held entirely by means of a telephonic, electronic or other communication facility if the Corporation makes available such a communication facility, provided, in each case, that the facility:

      (i) enables the votes to be gathered in a manner that permits their subsequent verification; and

      (ii)  permits the tallied votes to be presented to the Corporation without
            it  being  possible  for  the   Corporation  to  identify  how  each
            shareholder or group of shareholders voted.

8.15 Casting Vote

In case of an equality of votes at any meeting of shareholders either upon a show of hands or upon a ballot, the chairperson of the meeting shall not be entitled to a second or casting vote.

                                   ARTICLE 9
                                SHARES/SECURITIES

9.1 Issuance

Subject to the Act and the articles, the board may from time to time issue or grant options to purchase, or authorize the issue or grant of options to purchase, any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine or authorize, provided that no share shall be issued until it is fully paid.

9.2 Securities Records

The Corporation shall maintain a register of shares and other securities in which it records the shares and other securities issued by it in registered form, showing with respect to each class or series of shares and other securities:

(a) the names, alphabetically arranged, and the latest known address of each person who is or has been a holder;

(b)   the number of shares or other securities held by each holder; and

(c) the date and particulars of the issue and transfer of each share or other security.

9.3 Transfer Agents and Registrars

The directors may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers. One person may be appointed both registrar and transfer agent and the board may at any time terminate any such appointment.

9.4 Non-recognition of Trusts

Subject to the Act, the Corporation may treat the registered owner of a share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payments in respect thereof and otherwise to exercise all the rights and powers of an owner of a share.

9.5 Security Certificates

Security certificates shall be signed by at least one of the following persons:

(a)   any director or officer of the Corporation;

(b) a registrar, transfer agent or branch transfer agent of the Corporation or an individual on their behalf; or

(c)   a trustee who certifies it in accordance with a trust indenture.

Signatures may be printed or otherwise mechanically reproduced on the security certificates and every such signature shall for all purposes be deemed to be the signature of the person whose signature it reproduces and shall be binding upon the Corporation. If a security certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the security certificate, notwithstanding that the person has ceased to be a director or an officer of the Corporation, and the security certificate is as valid as if the person were a director or an officer at the date of its issue.

                                   ARTICLE 10
                              DIVIDENDS AND RIGHTS

10.1 Dividends

Subject to the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

10.2 Dividend Cheques

A dividend payable in cash shall be paid by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at such holder's address recorded in the Corporation's securities register, unless in each case such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their address recorded in the securities register of the Corporation. The mailing of such cheque, in such manner, unless the cheque is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

10.3 Non-receipt of Cheques

In the event of non-receipt or loss of any dividend cheque by the person to whom it is sent, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt or loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

10.4 Unclaimed Dividends

Any dividend unclaimed after a period of six years from the date on which the dividend has been declared to be payable shall be forfeited and shall revert to the Corporation.

                                   ARTICLE 11
                                  MISCELLANEOUS

11.1 Timing of Delivery of Notices

(a) Any notice, document or other information delivered to a director, officer, shareholder, auditor or member of a committee of the board by prepaid mail addressed to, or delivered personally to the director, officer, shareholder, auditor or member of a committee of the board at the latest address as shown in the records of the Corporation shall be deemed to be received at the time it would be delivered in the ordinary course of mail unless there are reasonable grounds for believing that the addressee did not receive the notice, document or other information at that time or at all.

(b) Subject to the Act, wherever a notice, document or other information is provided to a person in the form of an electronic document in accordance with section 2.5, such document shall be deemed to have been provided at the time it leaves an information system within the control of the originator or another person who provided it on behalf of the originator, and shall be deemed to have been received when it enters the information system designated by the addressee.

11.2 Waiver of Notice

Any shareholder (or such shareholder's duly appointed proxyholder), director, officer, auditor or member of a committee of the board may at any time waive the provision of any notice or document, or waive or abridge the time for any notice or document, required to be provided to such person under any provision of the Act, the articles, the by-laws or otherwise and such waiver or abridgement shall cure any default in the provision or in the timing of such notice or document, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board, which may be given in any manner. Attendance of a director at a meeting of directors or of a shareholder or any other person entitled to attend a meeting of shareholders is a waiver of notice of the meeting except where such director, shareholder or other person, as the case may be, attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

11.3 Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise based thereon.

11.4 Invalidity

The invalidity or unenforceability of any provision of this by-law shall not affect the validity or enforceability of the remaining provisions of this by-law.

11.5 Effective Date

This by-law shall come into force upon approval by the directors.

11.6 Repeal

All other by-laws of the Corporation relating generally to the transaction of the business and affairs of the Corporation enacted and confirmed on January 12, 2001, shall be repealed upon the coming into effect of this by-law. However, such repeal shall not affect the previous operation of such by-law or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under or the validity of any contract or agreement made pursuant to such by-law prior to its repeal. All officers and persons acting under such repealed by-law shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or board with continuing effect passed under such by-law shall continue in force until amended or repealed, except to the extent inconsistent with this by-law.

         Dated this                 day of June, 2004.

Consolidated Financial Statements of

MITEL NETWORKS CORPORATION

April 25, 2004

[LOGO] Deloitte

                                                         Deloitte and Touche LLP
                                                         100 Queen Street
                                                         Suite 800
                                                         Ottawa, Ontario
                                                         K1P 5T8

                                                         Tel: (631) 236-2442
                                                         Fax: (613) 236-2195
                                                         www.deloitte.ca

Auditors' Report

To the Shareholders of
Mitel Networks Corporation

We have audited the consolidated balance sheets of Mitel Networks Corporation as at April 25, 2004 and April 27, 2003 and the consolidated statements of operations, accumulated deficit and of cash flows for each of the two years in the period ended April 25, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 25, 2004 and April 27, 2003 and the results of its operations and its cash flows for each of the two years in the period ended April 25, 2004 in accordance with Canadian generally accepted accounting principles.

On June 3, 2004, we reported separately to the directors of Mitel Networks Corporation on our audits conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), of financial statements for the same periods, prepared in accordance with principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Chartered Accountants

June 3, 2004

MITEL NETWORKS CORPORATION
Consolidated Financial Statements
April 25, 2004
--------------------------------------------------------------------------------

                                                                            PAGE
                                                                            ----

Consolidated Balance Sheets                                                    1

Consolidated Statements of Accumulated Deficit                                 2

Consolidated Statements of Operations                                          3

Consolidated Statements of Cash Flows                                          4

Notes to the Consolidated Financial Statements                            5 - 41

MITEL NETWORKS CORPORATION
Consolidated Balance Sheets
as at April 25, 2004 and April 27, 2003
(in millions of Canadian dollars, except share amounts)
--------------------------------------------------------------------------------

                                                                                                             2004              2003
                                                                                                           ------            ------
ASSETS

CURRENT ASSETS

  Cash and cash equivalents                                                                                $ 36.3            $ 32.4
  Restricted cash                                                                                             1.2               1.2
  Accounts receivable (net of allowance of $3.7 in 2004 and $3.9 in 2003)                                   104.1              98.2
  Due from related parties (Note 3)                                                                           0.4               0.5
  Other receivables (Note 6)                                                                                 11.4              17.3
  Inventories (Note 8)                                                                                       19.8              37.3
  Future income tax asset (Note 23)                                                                           2.0              --
  Prepaid expenses and other assets (Note 7)                                                                 17.7              21.8
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                            192.9             208.7

LONG-TERM RECEIVABLES                                                                                         0.4               1.0
CAPITAL ASSETS (Note 9)                                                                                      27.6              36.8
GOODWILL (Note 10)                                                                                            7.6               7.6
INTANGIBLE AND OTHER ASSETS (Note 11)                                                                         2.1               2.1
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                           $230.6            $256.2
===================================================================================================================================
LIABILITIES AND SHAREHOLDERS' (DEFICIENCY) EQUITY

CURRENT LIABILITIES

  Bank indebtedness (Note 12)                                                                              $  9.6            $ 34.7
  Accounts payable and accrued liabilities (Note 13)                                                         62.6              62.1
  Income and other taxes payable (Note 23)                                                                    7.2               3.5
  Deferred revenue                                                                                           36.8              35.9
  Due to related parties (Note 3)                                                                            18.7              54.1
  Current portion of long-term debt (Note 14)                                                                 5.6               7.1
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                            140.5             197.4

LONG-TERM DEBT (Note 14)                                                                                     14.7              19.5
LONG-TERM PORTION OF LEASE TERMINATION OBLIGATIONS (note 4)                                                   6.5               3.6
CONVERTIBLE, REDEEMABLE PREFERRED SHARES (Note 17)                                                           76.3              --
PENSION LIABILITY (Note 24)                                                                                  13.0              10.4
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                            251.0             230.9
-----------------------------------------------------------------------------------------------------------------------------------
COMMITMENTS & CONTINGENCIES (Notes 15, 16)

SHAREHOLDERS' (DEFICIENCY) EQUITY

Common shares (2004 - 111,782,757; 2003 - 115,400,213) (Note 18)                                            292.2             307.3
Convertible debentures (Note 19)                                                                             --                10.5
Warrants (Note 20)                                                                                           43.6              27.1
Conversion feature on convertible, redeemable preferred shares (Note 17)                                      6.2              --
Accumulated deficit                                                                                        (354.9)           (317.2)
Translation account (Note 21)                                                                                (7.5)             (2.4)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (20.4)             25.3
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                           $230.6            $256.2
===================================================================================================================================

APPROVED BY THE BOARD

/s/ Paul Butcher,                   Director
-----------------------------------

                                    Director
-----------------------------------

The accompanying notes are an integral part of these consolidated financial statements

MITEL NETWORKS CORPORATION
Consolidated Statements of Accumulated Deficit
years ended April 25, 2004 and April 27, 2003
(in millions of Canadian dollars)
--------------------------------------------------------------------------------

                                                             2004         2003
                                                          -------      -------
ACCUMULATED DEFICIT, BEGINNING OF YEAR                    $(317.2)     $(205.6)
                                                          -------      -------

NET LOSS FOR THE YEAR                                      (37.1)      (111.1)
-----------------------------------------------------------------------------

                                                          (354.3)      (316.7)

Stock-based dividend (Note 18)                              (0.2)        (0.1)

Interest on convertible debentures (Note 19)                (0.4)        (0.4)
-----------------------------------------------------------------------------

ACCUMULATED DEFICIT, END OF YEAR                          $(354.9)     $(317.2)
==============================================================================

The accompanying notes are an integral part of these consolidated financial statements

MITEL NETWORKS CORPORATION
Consolidated Statements of Operations
years ended April 25, 2004 and April 27, 2003
(in millions of Canadian dollars, except share and per share amounts)
--------------------------------------------------------------------------------

                                                                                                    2004                       2003
                                                                                         ---------------            ---------------
Revenues                                                                                 $         460.5            $         543.1
Cost of revenues                                                                                   274.5                      347.6
-----------------------------------------------------------------------------------------------------------------------------------

Gross margin                                                                                       186.0                      195.5
-----------------------------------------------------------------------------------------------------------------------------------

Expenses
  Selling, general and administrative                                                              150.6                      177.0
  Research and development, net (Note 3)                                                            49.0                       56.6
  Special charges (Note 4)                                                                          15.9                       21.5
  Loss on disposal of manufacturing operations (Note 3)                                              0.8                       --
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                   216.3                      255.1
-----------------------------------------------------------------------------------------------------------------------------------

Operating loss before amortization of acquired intangibles                                         (30.3)                     (59.6)

Amortization of acquired intangibles                                                                (0.2)                     (54.8)
-----------------------------------------------------------------------------------------------------------------------------------

Operating loss                                                                                     (30.5)                    (114.4)

Interest expense                                                                                    (5.5)                      (6.1)
Other income (expense), net (Note 22)                                                               (0.8)                       5.1
-----------------------------------------------------------------------------------------------------------------------------------

Loss before income taxes                                                                           (36.8)                    (115.4)

Current income tax expense (recovery) (Note 23)                                                      2.3                       (4.3)
Future income tax recovery (Note 23)                                                                (2.0)                      --
-----------------------------------------------------------------------------------------------------------------------------------

Net loss                                                                                 $         (37.1)           $        (111.1)
===================================================================================================================================

Net loss per common share (Note 18):
  Basic and diluted                                                                      $         (0.30)           $         (0.99)
===================================================================================================================================

Weighted average number of common shares outstanding
  during the year - basic and diluted                                                        127,831,211                113,109,751
===================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements

MITEL NETWORKS CORPORATION
Consolidated Statements of Cash Flows
years ended April 25, 2004 and April 27, 2003
(in millions of Canadian dollars)
--------------------------------------------------------------------------------

                                                                                                            2004              2003
                                                                                                          ------          --------

CASH PROVIDED BY (USED IN):

  OPERATING ACTIVITIES
    Net loss                                                                                              $(37.1)         $(111.1)
    Adjustments to reconcile net loss to
      net cash from operating activities:
      Amortization and depreciation                                                                         15.9            75.6
      Loss on sale of capital assets                                                                         0.2             0.3
      Loss on sale of manufacturing operations                                                               0.8            --
      Future income tax                                                                                     (2.0)           --
      Change in pension liability                                                                            2.1            --
      Unrealized foreign exchange gain                                                                      (3.7)           (2.1)
      Special charges                                                                                        0.4             3.9
      Non-cash movements in provisions                                                                       6.8            13.6
      Change in operating non-cash assets and liabilities (Note 26)                                         31.3             0.9
--------------------------------------------------------------------------------------------------------------------------------

    Net cash provided by (used in) operating activities                                                     14.7           (18.9)
--------------------------------------------------------------------------------------------------------------------------------

  INVESTING ACTIVITIES
    Additions to capital and intangible assets                                                              (5.0)           (6.6)
    Proceeds from repayment of related party loans receivable                                               --               8.2
    Realized foreign exchange loss on hedging activities                                                    (8.9)           (6.4)
    Realized foreign exchange gain on hedging activities                                                     5.5             4.3
--------------------------------------------------------------------------------------------------------------------------------

    Net cash used in investing activities                                                                   (8.4)           (0.5)
--------------------------------------------------------------------------------------------------------------------------------

  FINANCING ACTIVITIES
    Repayment of bank indebtedness                                                                         (25.6)          (16.3)
    Debt issue costs                                                                                        --              (0.5)
    Proceeds from related party loans payable (Note 3)                                                      --              35.9
    Repayment of related party loans payable (Note 3)                                                       (1.4)           (5.0)
    Repayment of capital lease liabilities                                                                  (1.1)           (0.9)
    Proceeds from long-term debt                                                                            --               2.0
    Repayment of long-term debt                                                                             (5.9)           (5.1)
    Proceeds from issue of convertible debentures                                                           --              10.1
    Proceeds from issue of warrants                                                                         13.2            24.8
    Proceeds from issue of common shares                                                                     0.1            --
    Proceeds from repayments of employee share purchase loans                                                0.6             2.6
    Proceeds from issuance of convertible, redeemable preferred shares (Note 17)                            20.0            --
    Share issue costs                                                                                       (2.7)           (0.6)
--------------------------------------------------------------------------------------------------------------------------------

    Net cash (used in) provided by financing activities                                                     (2.8)           47.0
--------------------------------------------------------------------------------------------------------------------------------

  Effect of currency translation on cash and cash equivalents                                                0.4            (0.9)
--------------------------------------------------------------------------------------------------------------------------------

NET CASH INFLOW                                                                                              3.9            26.7

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                                                32.4             5.7
--------------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF YEAR                                                                    $ 36.3          $ 32.4
================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements

MITEL NETWORKS CORPORATION
Notes to the Consolidated Financial Statements
Years ended April 25, 2004 and April 27, 2003
(in millions of Canadian dollars, except share and per share amounts)
--------------------------------------------------------------------------------

1.    BACKGROUND AND NATURE OF OPERATIONS

      Mitel Networks Corporation (the "Company") was incorporated under the Canada Business Corporations Act on January 12, 2001 and is a majority-owned subsidiary of Mitel Systems Corporation ("Systems"), a private company. On February 16, 2001, the Company acquired the "Mitel" name and substantially all of the assets and subsidiaries of the Communications Systems Division (the "Division") of Zarlink Semiconductor Inc. ("Zarlink"), formerly Mitel Corporation. Zarlink, which retained its semiconductor division, sold 90 percent of the Company to Systems. Zarlink retained a 10 percent ownership in the Company.

      The Company is a global provider of next-generation IP telephony, video and data solutions that creates advanced communication solutions and applications in the areas of speech recognition, wireless mobility, unified messaging, and customer interaction solutions. Through direct and indirect channels as well as strategic technology partnerships, the Company currently serves a wide range of vertical markets, including the education, hospitality, healthcare, and government segments, principally in the United States, Europe, Canada, the Asia/Pacific region and Latin America regions.

2.    ACCOUNTING POLICIES

      These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles
      (GAAP).

      Amounts less than fifty thousand dollars are deemed to be insignificant in these financial statements.

      Fiscal year end

      The Company's fiscal year end is the last Sunday in April. Normally this results in a fifty-two week year with four thirteen week quarters.

      Basis of consolidation

      The consolidated financial statements include the accounts of the Company and of its majority-owned subsidiary companies. Intercompany transactions and balances have been eliminated on consolidation.

      Use of estimates

      The preparation of the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, the determination of the allowance for doubtful accounts, inventory allowances, special charges, depreciation and amortization, warranty costs, sales returns, pension costs, taxes, loss contingencies, goodwill impairment, the valuation of stock options and warrants, and the discount rate used to determine the liability portion of the convertible, redeemable preferred shares. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Actual results could differ from these estimates.

      Foreign currency translation

      The Company uses the current rate method to account for its self-sustaining foreign operations. Under this method, assets and liabilities of self-sustaining foreign operations are translated from foreign currencies into Canadian dollars at the exchange rates in effect at the balance sheet date while revenues, expenses and cash flow amounts are translated at average exchange rates for the period. The resulting unrealized gains or losses are deferred and included in shareholders' equity until there is a reduction in the net investment in

MITEL NETWORKS CORPORATION
Notes to the Consolidated Financial Statements
Years ended April 25, 2004 and April 27, 2003
(in millions of Canadian dollars, except share and per share amounts)
--------------------------------------------------------------------------------

2.    ACCOUNTING POLICIES (Continued)

      a foreign operation. The Company uses the temporal method to translate the accounts of its integrated foreign subsidiaries. Under this method, non-monetary items, including any related depreciation and amortization, are translated at the historical exchange rate while revenues and expenses are translated using the average exchange rates for the period. Monetary items are translated at the exchange rate in effect at the balance sheet date. The resulting gains and losses are included in other expense, net, in the Consolidated Statement of Operations.

      Other monetary assets and liabilities, which are denominated in currencies foreign to the local currency of any one operation, are translated to the local currency using the rates in effect at the transaction date, and transactions included in earnings are translated at average exchange rates during the fiscal period. Exchange gains and losses resulting from the translation of these accounts are included in other expense, net, in the Consolidated Statement of Operations.

      Revenue recognition

      The Company recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, title and risk of loss have been transferred to the customer, fee is fixed or determinable, and collection is reasonably assured.

      Indirect channels

      The Company makes sales to distributors and resellers based on contracts with terms ranging from one to three years. For products sold through these distribution channels, revenue is recognized at the time the risk of loss is transferred according to contractual terms and if all contractual obligations have been satisfied. These arrangements usually involve multiple elements, including post-contract technical support and training. Costs related to insignificant technical support obligations, including second-line telephone support for certain products, are accrued. For other technical support and training obligations, revenue from product sales is allocated to each element based on vendor specific objective evidence of relative fair values, generally representing the prices charged when the element is sold separately, with any discount allocated proportionately. Revenue attributable to undelivered elements is deferred and recognized upon performance or ratably over the contract period.

      The Company's standard warranty period extends fifteen months from the date of sale and extended warranty periods are offered on certain products. At the time product revenue is recognized an accrual for estimated warranty costs is recorded as a component of cost of sales based on prior claims experience. Sales to the Company's resellers do not provide for return or price protection rights while sales to distributors provide for such rights. Product return rights are limited to a percentage of sales over a maximum three-month period. A reserve for estimated product returns and price protection rights based on past experience is recorded as a reduction of sales at the time product revenue is recognized. The Company offers various cooperative marketing programs to assist its distribution channels to market the Company's products. Allowances for such programs are recorded as marketing expenses at the time of shipment based on contract terms and prior claims experience.

      Direct channels

      The Company sells products, including installation and related maintenance and support services, directly to customers. For products sold through direct channels, revenue is recognized at the time of delivery and at the time risk of loss is transferred, based on prior experience of successful compliance with customer specifications. Revenue from installation is recognized as services are rendered and when contractual obligations, including customer acceptance, have been satisfied. Revenue is also derived from professional service contracts with terms that range from two to six weeks for standard solutions and for longer periods for customized solutions. Revenue from customer support, professional services and maintenance contracts is recognized ratably over the contractual period, generally one year. Billings in advance of

MITEL NETWORKS CORPORATION
Notes to the Consolidated Financial Statements
Years ended April 25, 2004 and April 27, 2003
(in millions of Canadian dollars, except share and per share amounts)
--------------------------------------------------------------------------------

2.    ACCOUNTING POLICIES (Continued)

      services are included in deferred revenue. Revenue from installation services provided in advance of billing is included in unbilled accounts receivable. Certain arrangements with direct customers provide for free customer support and maintenance services extending twelve months from the date of installation. Customer support and maintenance contracts are also sold separately. When customer support or maintenance services are provided free of charge, such amounts are unbundled from the product and installation revenue at their fair market value based on the prices charged when the element is sold separately and recognized ratably over the contract period. Consulting and training revenues are recognized upon performance.

      The Company provides long-term outsourcing services of communication systems. Under these arrangements, systems management services ("Managed Services") and communication equipment are provided to customers for terms that typically range from one to ten years. Revenue from Managed Services is recognized ratably over the contract period. The Company retains title and risk of loss associated with the equipment utilized in the provision of the Managed Services. Accordingly, the equipment is capitalized as part of property and equipment and is amortized to cost of sales over the contract period.

      Cash and cash equivalents

      Cash and cash equivalents are highly liquid investments that have terms to maturity of three months or less at the time of acquisition. Cash equivalents are carried at cost, which approximates their fair value.

      Restricted cash

      Restricted cash represents cash provided as collateral in connection with certain customer bid and performance related bonds.

      Allowance for doubtful accounts

      The allowance for doubtful accounts represents the Company's best estimate of probable losses that may result from the inability of its customers to make required payments. The Company regularly reviews accounts receivable and uses judgment to assess the collectibility of specific accounts and based on this assessment, an allowance is maintained for those accounts that are deemed to be uncollectible. For the remaining amounts that are not specifically identified as being uncollectible, an allowance is estimated based on the aging of the accounts, the Company's historical collection experience, and other currently available evidence.

      Inventories

      Inventories are valued at the lower of cost (calculated on a first-in, first-out basis) or net realizable value for finished goods, and current replacement cost for raw materials. The Company provides inventory allowances based on estimated excess and obsolete inventories.

      Capital assets

      Capital assets are initially recorded at cost. Depreciation is provided on a straight-line basis over the anticipated useful lives of the assets. Estimated lives range from three to ten years for equipment and twenty-five years for buildings. Amortization of leasehold improvements is computed using the shorter of the remaining lease terms or five years. The Company performs reviews for the impairment of property and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is assessed based on the carrying value of the asset and its fair value which is generally determined based on the sum of the undiscounted cash flows expected to result

MITEL NETWORKS CORPORATION
Notes to the Consolidated Financial Statements
Years ended April 25, 2004 and April 27, 2003
(in millions of Canadian dollars, except share and per share amounts)
--------------------------------------------------------------------------------

2.    ACCOUNTING POLICIES (Continued)

      from the use and the eventual disposal of the asset. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

      Assets leased on terms that transfer substantially all of the benefits and risks of ownership to the Company are accounted for as capital leases, as though the asset had been purchased outright and a liability incurred. All other leases are accounted for as operating leases.

      Goodwill and intangible assets

      Intangible assets include patents, trademarks, and acquired technology. Amortization is provided on a straight-line basis over five years for patents and over two years for other intangible assets with finite useful lives. The Company's management tests intangible assets for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Recoverability is assessed based on the carrying value of the asset and its fair value which is generally determined based on the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

      Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and intangible assets acquired in business combinations. In July 2001, the Canadian Institute of Chartered Accountants (the "CICA") issued Section 3062, "Goodwill and Other Intangible Assets" ("Section 3062"), which the Company adopted at the beginning of Fiscal 2003. Under Section 3062 goodwill is not amortized, but is subject to annual impairment tests, or more frequently if circumstances indicate that it is more likely than not that the fair value of the reporting unit is below its carrying amount. The Company completed the transitional and annual goodwill impairment tests, and determined that no impairment existed as of the date of adoption and as of the balance sheet dates.

      Derivative financial instruments

      The Company uses derivatives, including foreign currency forward and swap contracts, to minimize the short-term impact of currency fluctuations on foreign currency receivables and payables. These financial instruments are recorded at fair market value with the related foreign currency gains and losses recorded in other expense, net, in the consolidated statements of operations. The Company does not hold or issue derivative financial instruments for speculative or trading purposes.

      The Company also utilizes non-derivative financial instruments including letters of credit and commitments to extend credit.

      Securitizations and transfers of financial instruments

      The Company entered into a Receivables Purchase and Sale Agreement on April 16, 2004, whereby non-interest bearing trade receivables are transferred to a securitization trust. These transfers are accounted for as sales when the Company is considered to have surrendered control over the transferred receivables and receives proceeds from the trust, other than a beneficial interest in the assets sold. Losses on these transactions are recognized as other expenses at the date of the receivables sale, and are dependent in part on the previous carrying amount of the receivables transferred which is allocated between the receivables sold and the retained interest, based on their relative fair value at the date of transfer. Fair value is generally estimated based on the present value of expected future cash flows using management's best estimates of key assumptions such as discount rates, weighted average life of accounts receivable, and credit loss ratios. The Company recognizes a servicing liability on the date of the transfer and amortizes this liability to income over the expected life of the transferred receivables. As at April 25, 2004, no receivables had been transferred under the above noted agreement and there were no securitized receivables outstanding at year-end.

MITEL NETWORKS CORPORATION
Notes to the Consolidated Financial Statements
Years ended April 25, 2004 and April 27, 2003
(in millions of Canadian dollars, except share and per share amounts)
--------------------------------------------------------------------------------

2.    ACCOUNTING POLICIES (Continued)

      Income taxes

      Income taxes are accounted for using the asset and liability method. Under this approach, future tax assets and liabilities are determined based on differences between the carrying amounts and the tax basis of assets and liabilities, and are measured using the substantially enacted tax rates and laws. Future tax assets are recognized only to the extent that it is more likely than not, in the opinion of management, that the future tax assets will be realized in the future.

      Research and development

      Research costs are charged to earnings in the periods in which they are incurred. Development costs are deferred and amortized when the criteria for deferral under generally accepted accounting principles are met, or otherwise, are expensed as incurred. The Company has not deferred any development costs to date.

      Defined benefit pension plan

      Pension expense is actuarially determined using the projected benefit method prorated on service and management's best estimate assumptions. Pension plan assets are valued at fair value. The excess of any cumulative net actuarial gain (loss) over ten percent of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees.

      Stock-based compensation plan

      The Company has a stock-based compensation plan described in Note 18. The Company generally grants stock options for a fixed number of shares to employees and non-employees with an exercise price equal to the fair market value of the shares at the date of grant.

      In Fiscal 2003, the Company adopted certain of the accounting recommendations prescribed by CICA Handbook Section 3870 relating to stock-based compensation, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The Company was required to adopt the fair value method of accounting for stock options granted to non-employees and direct awards of stock granted to employees. For stock options granted to employees and directors, the Company has elected to continue to measure compensation cost based on the intrinsic value of the award at the grant date. As the exercise price of the stock options issued by the Company to its directors, officers and employees is equal to the market price of the Company's common shares at the grant date, no compensation expense has been recorded in the Consolidated Statement of Operations. The additional disclosure required by Section 3870 as a result of the Company not adopting the fair value method of accounting for employee stock-based compensation is provided in
      Note 18.

      Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

      Earnings (loss) per common share

      Basic earnings (loss) per common share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per common share is computed using the treasury stock method and assumes that, if a dilutive effect is produced, all dilutive securities had been exercised at the later of the beginning of the fiscal period and the security issue date.

MITEL NETWORKS CORPORATION
Notes to the Consolidated Financial Statements
Years ended April 25, 2004 and April 27, 2003
(in millions of Canadian dollars, except share and per share amounts)
--------------------------------------------------------------------------------

2.    ACCOUNTING POLICIES (Continued)

      Comparative figures

      Certain of the comparative figures have been reclassified to conform to the current year's presentation.

3.    RELATED PARTY TRANSACTIONS

      Significant related party transactions with companies controlled by or related to the Company's controlling shareholder and Chairman of the Board of Directors (the "Principal Shareholder"), not otherwise disclosed in the financial statements, include the following:

      Research and development

      Effective February 16, 2001, the Company entered into a research and development agreement with a company controlled by the Principal Shareholder (the "Funding Company"), under which the Company received funding to perform research and development until November 1, 2002, the date on which the two parties mutually agreed to terminate the agreement. During the term of the agreement, the Funding Company owned the intellectual property for the products developed and licensed certain of the intellectual property rights to the Company in exchange for royalties based on a percentage of sales of products developed under the programs. From March 27, 2001 until November 1, 2002, a wholly-owned subsidiary of the Company and the Funding Company were parties to a research and development cost-sharing agreement pursuant to which they agreed to share the costs of research and development and in exchange the Company obtained a license to additional intellectual property rights. In addition, the Company transferred to the Funding Company investment tax credits ("ITCs") earned on the research and development activity performed during the period of the research and development agreement.

      On November 1, 2002, the Company acquired the intellectual property from the Funding Company at a price of $12.5, the exchange amount, that was satisfied by the issuance of 4,555,169 common shares from treasury with a fair value of $2.75 per share. As a result, the research and development agreement and the research and development cost-sharing agreement have been terminated. This transaction is recorded at the carrying amount of the intellectual property of the Funding Company and resulted in an increase of $0.1 in the Company's intangible asset and share capital balances during Fiscal 2003.

      During Fiscal 2004, the Company received $nil (2003 - $6.9) of research and development funding from the Funding Company related to these agreements, which was recorded as a reduction of related expenses, and recorded $nil (2003 - $0.5) of royalty expenses. As at April 25, 2004 and April 27, 2003 there were no balances receivable or payable pursuant to this agreement.

      Disposal of manufacturing operations

      On August 31, 2001, the Company sold its manufacturing operations, comprising property, plant and equipment, workforce and certain liabilities to a company in which the Principal Shareholder holds a significant interest (the "Supplier") for total net consideration of $7.8 in the form of long-term promissory notes receivable of $8.4 and promissory notes payable of $0.6. The total net consideration approximated the fair value of the disposed manufacturing net assets. The long-term promissory notes receivable were secured by a first charge on the manufacturing assets transferred, bore interest at LIBOR rate plus 1.5 percent and were repaid in February 2003. Interest income related to the promissory notes receivable amounted to $nil in Fiscal 2004 (2003 - $0.2). The promissory notes payable bore interest at LIBOR rate plus 1.5 percent and were set off against the promissory notes receivable on August 31, 2002 pursuant to an agreement with the Supplier. As a result of the repayment in February 2003, there was no interest expense recorded in Fiscal 2004 in connection with these promissory notes payable (2003 - insignificant). During Fiscal 2004 the Supplier vacated premises that had been subleased from the Company pursuant to the

MITEL NETWORKS CORPORATION
Notes to the Consolidated Financial Statements
Years ended April 25, 2004 and April 27, 2003
(in millions of Canadian dollars, except share and per share amounts)
--------------------------------------------------------------------------------

3.    RELATED PARTY TRANSACTIONS (Continued)

      disposal of the manufacturing operations. It became evident therefore that sublease income over the lease renewal period, which was originally included in the estimated loss on disposal, will no longer be realized. As a result an amount of $0.8 was recorded in the Fiscal 2004 Consolidated Statement of Operations as an additional loss arising on the disposal activity.

      In connection with the disposal of the manufacturing operations, the Company entered into a supply agreement dated August 31, 2001 whereby the Supplier will provide certain products and services under terms and conditions reflecting prevailing market conditions at the time the agreement was entered into. The initial term of the agreement is six years and will be, unless otherwise terminated, automatically renewed on the same terms and conditions for additional consecutive one-year periods. Under the terms of the supply agreement, the Supplier is required to purchase the Company's raw material inventory, before turning to third party suppliers for raw material procurement. During Fiscal 2004, the Company purchased $114.9 (2003 - $178.4) of products and services and sold $3.7 (2003 - $10.8) of raw material inventory under this agreement. As at April 25, 2004, the balances payable pursuant to these agreements amounted to $20.9 (April 27, 2003 - $12.3) and balances receivable pursuant to this agreement amounted to $2.3 (April 27, 2003 - $1.5).

      Under the terms of the supply agreement, the Company is required to purchase from the Supplier certain tools used in the manufacturing process. These manufacturing tools are capitalized as part of fixed assets and are depreciated over their estimated useful lives. During Fiscal 2004, manufacturing tools purchased from the Supplier amounted to $0.1 (2003 - $2.0).

      On August 31, 2001, the Company also entered into service agreements with the Supplier to provide human resource, finance and information systems support services during the transition period ended December 31, 2001 and to provide facilities management services for the period covering the term of the premise lease agreements. Amounts charged to the Supplier were equal to, and recorded as a reduction of, the costs incurred to provide the related services in the consolidated statement of operations. During Fiscal 2004, the Company provided services valued at $4.5 under these agreements (2003 - $7.3), for which there was no receivable balance outstanding at April 25, 2004 (2003 - $nil).

      Leased properties

      In March 2001, the Company entered into a lease agreement for its Ottawa-based headquarter facilities of 512,391 square feet with a company controlled by the Principal Shareholder, under terms and conditions reflecting prevailing market conditions at the time the lease was entered into. The lease agreement is for 10 years expiring in March 2011.

      On August 31, 2001, the Company entered into sublease agreements with the Supplier for certain office and manufacturing facilities in Ottawa and in the United Kingdom totaling 252,941 square feet under terms and conditions reflecting prevailing market conditions at the time the lease was entered into. The Ottawa sublease agreement with the Supplier was amended on May 31, 2002 to increase leased space by 4,026 square feet, bringing the total space subleased to the Supplier to 256,967 square feet. The Ottawa sublease agreement is for a term of five years expiring on August 31, 2006. The United Kingdom lease agreement is for a term of fifteen years expiring in August 2016 with cancellation options on the fifth and tenth years available to the Company and the Supplier.

      See Note 15 for disclosure of related party rental expense, sublease income, committed future minimum lease payments and future sublease income. As at April 25, 2004, balances due to the company controlled by the Principal Shareholder and related to the lease agreement were insignificant (April 27, 2003 - $0.8).

MITEL NETWORKS CORPORATION
Notes to the Consolidated Financial Statements
Years ended April 25, 2004 and April 27, 2003
(in millions of Canadian dollars, except share and per share amounts)
--------------------------------------------------------------------------------

3.    RELATED PARTY TRANSACTIONS (Continued)

      Financing

      During Fiscal 2003 the Company borrowed funds, from time to time, from a company controlled by the Principal Shareholder (the "Financing Affiliate") to finance its operations. The loans bore interest at prime rate, and interest expense incurred on these related party loans amounted to $1.0 in Fiscal 2004 (2003 - $1.0). At April 25, 2004, demand loans payable to the Financing Affiliate amounted to $nil (April 27, 2003 - $42.3).

      In October 2003 the entire carrying value of the demand loans of $40.9 was converted into 20,448,875 common shares of the Company at the then fair value of the common shares of $2 per share. The fair value of the common shares issued upon extinguishment of the loans was equal to the carrying value of the demand loans on the date of extinguishment, therefore no gain or loss resulted from the transaction. In April 2004, all of the 20,448,875 common shares were exchanged for 40,897,750 Series B Preferred Shares at $1.00 per share (see note 17).

      Other

      In September 2001, the Company entered into a strategic alliance agreement and a global distribution agreement with a company (the "Partner Company") controlled by the Principal Shareholder to broaden its product portfolio and its distribution channel. Under the terms of the agreement, the parties agree to cooperate in the performance of joint development activities and each party will bear its own costs arising in connection with the performance of its obligations and common costs incurred in the performance of joint activities will be shared by both parties. The Partner Company develops, manufactures and distributes integrated technology solutions enabling businesses and service providers to deliver enhanced multimedia communication services. During Fiscal 2004, the Company purchased $1.4 (2003 - $3.8) of products and services from the Partner Company and had an insignificant balance payable pursuant to this agreement at April 25, 2004 (April 27, 2003 - $0.2).

      Other sales to, purchases from and net balances receivable from companies related to the Principal Shareholder and arising in the normal course of the Company's business amounted to $0.4, $1.0 and $0.3, respectively for the year ended April 25, 2004 (2003 - $1.4, $0.7 and $0.4, respectively). In addition, in Fiscal 2003 certain of the Company's directors and members of senior management purchased convertible debentures in an aggregate amount of $0.4. In Fiscal 2004 these convertible debentures were converted to common shares of the company and later exchanged for Series B Preferred Shares, as described in Note 17.

4.    SPECIAL CHARGES

      During Fiscal 2004, the Company executed further restructuring programs to reduce its workforce across all functions. Accordingly, pre-tax special charges of $15.9, net of reversals of prior year's charges of $0.4, were recorded in Fiscal 2004. The components of the Fiscal 2004 charges include $11.6 of employee severance and benefits and associated legal costs incurred in the termination of 196 employees throughout the world, $4.3 of non-cancelable lease costs related to excess facilities and $0.4 of loss on disposal of capital assets. Payments of the workforce reduction liabilities are expected to be completed during Fiscal 2005. The lease termination obligation will be reduced over the remaining term of the leases, which range from one year to ten years. Accordingly, $6.5 of the balance of the lease termination obligation has been recorded under long term liabilities.

      During Fiscal 2003, the Company executed restructuring programs to reduce its workforce across all functions. Accordingly, pre-tax special charges of $21.5, net of reversals of prior year's charges of $3.5, were recorded in Fiscal 2003. The components of the Fiscal 2003 charges included $21.0 of employee severance and benefits associated with 265 terminated employees throughout the world, $4.7 of non-

MITEL NETWORKS CORPORATION
Notes to the Consolidated Financial Statements
Years ended April 25, 2004 and April 27, 2003
(in millions of Canadian dollars, except share and per share amounts)
--------------------------------------------------------------------------------

4.    SPECIAL CHARGES (Continued)

      cancelable lease costs related to excess facilities and $0.4 of loss on disposal of capital assets. Although these restructuring programs were completed at April 27, 2003, payments of the workforce reduction liabilities were completed during Fiscal 2004. The lease termination obligation will be reduced over the remaining term of the leases, which range from two years to eleven years. Accordingly, $3.6 of the balance of the lease termination obligation has been recorded under long term liabilities.

      The following table summarizes details of the Company's special charges and related reserve during Fiscal 2004 and Fiscal 2003:

                                                                                                Loss on
                                                                                   Lease       Disposal of
                                                                  Workforce     Termination      Capital
Description                                                       Reduction     Obligation       Assets     Legal Costs       Total
-----------                                                       ---------     ----------       ------     -----------       -----
Balance of reserve as of April 28, 2002                             $ 3.3          $  --         $  --         $ 0.2          $ 3.5

Fiscal 2003:
   Charges                                                          $19.9          $ 4.7         $ 0.4         $  --          $25.0
   Adjustments                                                       (3.2)          (0.1)           --          (0.2)          (3.5)
   Cash payments                                                    (18.7)          (0.7)           --            --          (19.4)
   Asset loss on disposal                                              --             --          (0.4)           --           (0.4)
   Foreign currency
     impact                                                          (0.4)          (0.1)           --            --           (0.5)
                                                                    ---------------------------------------------------------------

Balance of reserve as of April 27, 2003                               0.9            3.8            --            --            4.7

Fiscal 2004:
   Charges                                                          $11.0          $ 4.3         $ 0.4         $ 0.6           16.3
   Adjustments                                                       (0.4)            --            --            --           (0.4)
   Cash payments                                                     (8.8)          (0.9)                         --           (9.7)
   Asset loss on disposal                                              --             --          (0.4)           --           (0.4)
   Foreign currency
     impact                                                           0.2           (0.1)           --            --            0.1
                                                                    ---------------------------------------------------------------
Balance of reserve as of April 25, 2004                             $ 2.9          $ 7.1         $  --         $ 0.6          $10.6
                                                                    ===============================================================

MITEL NETWORKS CORPORATION
Notes to the Consolidated Financial Statements
Years ended April 25, 2004 and April 27, 2003
(in millions of Canadian dollars, except share and per share amounts)
--------------------------------------------------------------------------------

5.    SEGMENT INFORMATION

      General description

      The Company reports its operations in two segments: the Communications Solutions segment ("Solutions") and the Customer Services segment ("Services"). The Solutions segment represents the Company's core business, consisting of enterprise voice, video and data communications systems and software as well as communications applications. These Solutions are provided through the Company's dealer and reseller network and are used by large enterprises, small and medium businesses as well as government, education and healthcare organizations. The Services segment consists of direct product sales and services, professional services, maintenance and technical support services. These services are provided through the Company's direct sales offices throughout North America and the United Kingdom.

      The Company's Chief Executive Officer ("CEO") has been identified as the chief operating decision maker. The CEO evaluates the performance of the segments and allocates resources based on information provided by the Company's internal management system which reports segmented operating income (loss) representing sales less the cost of sales and direct expenses incurred within the operating segments. The Company does not allocate general and administrative expenses, amortization of acquired intangibles, stock-based compensation expense and one-time charges to its segments as management does not use this information to measure the performance of the operating segments. These unallocated expenses are included in corporate and other in the reconciliation of operating results. In addition, the CEO does not review asset information on a segmented basis; however, depreciation of capital assets is allocated to the segments based on the asset usage. Inter-segment sales are based on fair market values and are eliminated on consolidation. The accounting policies of reported segments are the same as those described in the summary of significant accounting policies.

      Business segments

      The following table sets forth information by business segment:

MITEL NETWORKS CORPORATION
Notes to the Consolidated Financial Statements
Years ended April 25, 2004 and April 27, 2003
(in millions of Canadian dollars, except share and per share amounts)
--------------------------------------------------------------------------------

5.    SEGMENT INFORMATION (Continued)

                                                                Solutions            Services       Corporate and Other       Total
                                                                ---------            --------       -------------------       -----
Year ended April 25, 2004

  External revenue                                                $236.4              $224.1              $   --             $460.5

  Inter-segment revenue                                             37.2                  --               (37.2)                --
                                                                  ------              ------              ------             ------

  Total revenue                                                   $273.6              $224.1              $(37.2)            $460.5
                                                                  =================================================================

  Goodwill                                                        $  4.5              $  3.1              $   --             $  7.6
                                                                  =================================================================

  Depreciation of capital
    assets                                                        $  3.7              $  3.6              $  5.9             $ 13.2
                                                                  =================================================================

  Segment operating income
    (loss)                                                        $(37.8)             $ 55.3              $   --             $ 17.5

  Corporate and unallocated                                           --                  --               (31.9)             (31.9)
    shared expenses

  Special charges                                                                                          (15.9)             (15.9)
                                                                  -----------------------------------------------------------------

  Operating income (loss)
    before amortization of                                        $(37.8)             $ 55.3              $(47.8)            $(30.3)
    acquired intangibles
                                                                  =================================================================

Year ended April 27, 2003

  External revenue                                                $254.1              $289.0              $   --             $543.1

  Inter-segment revenue                                             46.3                  --               (46.3)                --
                                                                  -----------------------------------------------------------------

  Total revenue                                                   $300.4              $289.0              $(46.3)            $543.1
                                                                  =================================================================

 Goodwill                                                            4.5              $  3.1              $   --             $  7.6
                                                                  =================================================================

  Depreciation of capital
    assets                                                        $  7.2              $  4.6              $  8.0             $ 19.8
                                                                  =================================================================

  Segment operating income
    (loss)                                                        $(66.5)             $ 64.1              $   --             $ (2.4)

  Corporate and unallocated
    shared expenses                                                   --                  --               (35.7)             (35.7)

  Special charges                                                     --                  --               (21.5)             (21.5)
                                                                  -----------------------------------------------------------------

  Operating income (loss)
    before amortization of
    acquired intangibles                                          $(66.5)             $ 64.1              $(57.2)            $(59.6)
                                                                  -----------------------------------------------------------------

MITEL NETWORKS CORPORATION
Notes to the Consolidated Financial Statements
Years ended April 25, 2004 and April 27, 2003
(in millions of Canadian dollars, except share and per share amounts)
--------------------------------------------------------------------------------

5.    SEGMENT INFORMATION (Continued)

      Product information

      The following table sets forth net sales for groups of similar products and services:

                                                                   2004     2003
                                                                 ------   ------
Products:
  Communications platforms and desktop appliances                $258.5   $294.7
  Software applications                                            30.1     45.7
  OEM products                                                     19.3     41.2
  Other                                                             4.2     14.4
                                                                 ---------------

                                                                  312.1    396.0
                                                                 ---------------
Services
  Maintenance, support and training                               127.7    128.6
  Managed services                                                 14.3     14.9
  Professional services                                             6.4      3.6
                                                                 ---------------

                                                                  148.4    147.1
                                                                 ---------------

Total                                                            $460.5   $543.1
                                                                 ===============

      Other  products   include  mainly   Network  Access   Solutions   products
      representing one percent and three percent of total revenues in Fiscal 2004 and Fiscal 2003, respectively.

      Geographic information

      Revenues from external customers are attributed to geographic areas based on the location of the customers. Geographic asset information is based on the physical location of the assets as at the end of each fiscal period. The following table sets forth information by geographic areas:

                                                           2004
                                           -------------------------------------
                                                           Capital
                                           Revenue         Assets       Goodwill
                                           -------------------------------------
Canada                                      $ 34.1         $  8.5        $  4.7
United States                                220.0            1.2           1.0
United Kingdom                               167.9           17.5           1.9
Other foreign countries                       38.5            0.4            --
                                            -----------------------------------
                                            $460.5         $ 27.6        $  7.6
                                            ===================================

MITEL NETWORKS CORPORATION
Notes to the Consolidated Financial Statements
Years ended April 25, 2004 and April 27, 2003
(in millions of Canadian dollars, except share and per share amounts)
--------------------------------------------------------------------------------

5.    SEGMENT INFORMATION (Continued)

      Graphic information (Continued)

                                                           2003
                                           -------------------------------------
                                                           Capital
                                           Revenue         Assets       Goodwill
                                           -------------------------------------
Canada                                      $ 38.7         $ 15.7        $  4.7
United States                                267.3            0.7           1.0
United Kingdom                               194.3           19.8           1.9
Other foreign countries                       42.8            0.6            --
                                            -----------------------------------
                                            $543.1         $ 36.8        $  7.6
                                            ===================================

      Concentrations

      The Company sells its products and services to a broad set of enterprises ranging from large, multinational enterprises, to small and mid-sized enterprises, government agencies, health care organizations and schools. Management believes that the Company is exposed to minimal concentration risk since the majority of its business is conducted with companies within numerous industries. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable. In some cases, the Company will require payment in advance or security in the form of letters of credit or third-party guarantees. No single customer accounted for more than 10 percent of the Company's revenue for the years ended April 25, 2004 and April 27, 2003.

      As a result of the disposal of the manufacturing  operations  described in
      Note 3, the Supplier exclusively manufactures substantially all of the Company's Communications Solutions products at facilities located in Canada, the United States and the United Kingdom. The Company is not obligated to purchase products from the Supplier in any specific quantity, except as the Company outlines in forecasts or orders for products required to be manufactured by the Supplier. In addition, the Company may be obligated to purchase certain excess inventory levels from the Supplier that could result from the Company's actual sales of product varying from forecast. As at April 25, 2004, there was excess inventory of $1.3 (2003 - $nil) for which the Company was liable, and has been recorded in the due to related parties amount. The Company's supply agreement with the Supplier results in a concentration that, if suddenly eliminated, could have an adverse effect on the Company's operations. While the Company believes that alternative sources of supply would be available, disruption of its primary source of supply could create a temporary, adverse effect on product shipments.

MITEL NETWORKS CORPORATION
Notes to the Consolidated Financial Statements
Years ended April 25, 2004 and April 27, 2003
(in millions of Canadian dollars, except share and per share amounts)
--------------------------------------------------------------------------------

6.    OTHER RECEIVABLES

      Included in other receivables is an amount of $4.3 (2003 - $9.9) for unbilled accounts and an amount of $nil (2003 - $1.1) for employee share purchase loans. Effective Fiscal 2004 share purchase loans are recorded as a deduction against shareholder's equity.

7.    PREPAID EXPENSES AND OTHER ASSETS

      Included in prepaid  expenses and other assets is an amount of $11.1 (2003
      - $13.9) for assets used by the Company in the provision of maintenance and support services in its Customer Services segment.

8.    INVENTORIES

                                                                  2004      2003
                                                               -------   -------

Raw materials                                                  $   0.3   $   2.3
Finished goods                                                    19.5      35.0
                                                               -----------------

                                                               $  19.8   $  37.3
                                                               =================

9.    CAPITAL ASSETS

                                                                  2004      2003
                                                               -------   -------
Cost:
  Land                                                         $   0.8   $   0.8
  Building                                                         6.3       6.0
  Equipment                                                       74.9      75.3
                                                               -----------------

                                                                  82.0      82.1
                                                               -----------------
Less accumulated depreciation:
  Buildings                                                        0.3       0.2
  Equipment                                                       54.1      45.1
                                                               -----------------

                                                                  54.4      45.3
                                                               -----------------

                                                               $  27.6   $  36.8
                                                               =================

      As at April 25, 2004, equipment included leased assets with cost of $4.0 (2003 - $4.0) and accumulated depreciation of $3.0 (2003 - $1.7) and equipment utilized in the provision of Managed Services with cost of $15.8 (2003 - $16.9) and accumulated depreciation of $9.8 (2003 - $8.8). Depreciation expense recorded in Fiscal 2004 amounted to $14.6 (2003 - $19.8).

MITEL NETWORKS CORPORATION
Notes to the Consolidated Financial Statements
Years ended April 25, 2004 and April 27, 2003
(in millions of Canadian dollars, except share and per share amounts)
--------------------------------------------------------------------------------

10.   GOODWILL

                                                            April 25,  April 27,
                                                              2004       2003
--------------------------------------------------------------------------------
Goodwill                                                     $ 20.1     $ 20.1
Less: Accumulated amortization                                 12.5       12.5
--------------------------------------------------------------------------------
Net goodwill                                                 $  7.6     $  7.6
--------------------------------------------------------------------------------

      In Fiscal 2003, the Company reclassified acquired workforce with net book value of $7.6 to goodwill in accordance with CICA Section 3062 "Goodwill and Intangible Assets.". The Company has designated the end of its third quarter as the date for the annual impairment test. The Company performed the required impairment tests of goodwill in Fiscal 2004 and Fiscal 2003 and based on these tests, goodwill is not considered to be impaired.

11.   INTANGIBLE AND OTHER ASSETS

                                                            April 25,  April 27,
                                                              2004       2003
--------------------------------------------------------------------------------
Cost:
  Acquired technology                                        $  2.9     $  2.9
  Patents, trademarks and other                                 4.3        3.4
--------------------------------------------------------------------------------
                                                                7.2        6.3
--------------------------------------------------------------------------------
Less accumulated amortization:
  Acquired technology                                           2.9        2.7
  Patents, trademarks and other                                 2.2        1.5
--------------------------------------------------------------------------------
                                                                5.1        4.2
--------------------------------------------------------------------------------
Net intangible and other assets                              $  2.1     $  2.1
--------------------------------------------------------------------------------

      Amortization of intangible assets was $0.9 and $45.4 in Fiscal 2004 and Fiscal 2003 respectively. The estimated amortization expense related to intangible assets in existence as at April 25, 2004, over the next five years is as follows: FY05 - $0.8; FY06 - $0.8; FY07- $0.5; FY08 and beyond
      - $nil.

MITEL NETWORKS CORPORATION
Notes to the Consolidated Financial Statements
Years ended April 25, 2004 and April 27, 2003
(in millions of Canadian dollars, except share and per share amounts)
--------------------------------------------------------------------------------

12.   BANK INDEBTEDNESS

      The Company has a 364 day revolving credit facility of $30.0 (or the equivalent amount in U.S. dollars) that is subject to a borrowing base. The facility bears interest at the prime rate or U.S. base rate plus 1.5 percent or LIBOR or Bankers' Acceptances plus 2.5 percent and is secured by a general assignment of substantially all the Company's accounts receivable and a general security interest in the remaining assets of the Company. The credit facility matures on June 30, 2005 and contains certain restrictions and financial covenants. At April 25, 2004, the Company was in compliance with these financial covenants. At April 27, 2003 the Company was not in compliance with the financial covenants however bank waivers were obtained on the breached financial covenants. At April 25, 2004, the Company had borrowed cash of $9.0 under this facility (2003 - $17.9) and $1.3 was committed under letter of credit arrangements (2003 - $1.2).

      The Company's United Kingdom ("U.K") subsidiary has a $2.4 ((pound)1.0) overdraft facility bearing interest at the bank's base rate plus 1.5%, and indemnity facilities totaling $7.2 ((pound)3.0) available for letters of credit and other guarantees. At April 25, 2004, $3.1 of the U.K. facilities was committed under letters of credit and other indemnities (2003 - $2.4). The U.K subsidiary also has additional available credit facilities of $9.1 ((pound) 3.8) of which $nil was borrowed at April 25, 2004 (2003 - $nil).

      During the years ended April 25, 2004 and April 27, 2003 the Company's U.K. subsidiary had a $9.5 ((pound)4.1) loan facility that was subject to a borrowing base. The facility bore interest at LIBOR plus 3.5 percent, which would decrease to LIBOR plus 2.5 percent upon receipt of net proceeds of at least $20.0 from an equity offering. The principal amount of the loan was payable on March 4, 2004 and interest payable quarterly starting in June 2003. The facility was secured by a general assignment of the Company's account receivable and a general security interest in the remaining assets of the Canadian parent company and its two U.S. wholly-owned subsidiaries. The loan facility contained certain restrictions and financial covenants. At April 27, 2003, the Company was not in compliance with certain of the financial covenants, however bank waivers were obtained on the breached covenants. At April 27, 2003, the Company had borrowed the total amount available under this facility. During the year ended April 25, 2004 the Company repaid the entire balance of the loan and the credit facility was cancelled.

13.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                  2004      2003
                                                                 -----     -----
Trade payable                                                    $16.2     $19.5
Employee-related payables                                         13.0      13.3
  Restructuring, warranty and other
    provisions                                                     7.9       8.4

Other accrued liabilities                                         25.5      20.9
                                                                 ---------------

                                                                 $62.6     $62.1
                                                                 ===============

MITEL NETWORKS CORPORATION
Notes to the Consolidated Financial Statements
Years ended April 25, 2004 and April 27, 2003
(in millions of Canadian dollars, except share and per share amounts)
--------------------------------------------------------------------------------

14.   LONG-TERM DEBT

                                                               2004         2003
                                                             ------       ------
Capital leases, at interest rates varying from
9.1% to 11.4%, payable in monthly installments,
with maturity dates ranging from 5 to 46 months,
secured by the leased assets                                 $  1.5       $  2.6

Chattel mortgage loan, bearing interest at 7.7%,
payable in monthly installments and due in
October 2004, secured by certain United Kingdom
equipment [(pound)2.6]                                          2.2          6.1

Chattel mortgage loan, bearing interest at 6.3%,
payable in monthly installments and due in April
2006, secured by certain United Kingdom equipment
[(pound)0.8]                                                    1.4          2.0

Mortgage loan, bearing interest at 7.4% until
December 2006, with an option to select a fixed
or variable interest rate thereafter, payable in
quarterly installments of (pound)0.3 fixed until
December 2006 with the balance due in December
2011, secured by the United Kingdom real estate
properties [(pound)6.9]                                        15.2         15.9
                                                             -------------------

                                                               20.3         26.6

Less: current portion                                           5.6          7.1
                                                             -------------------

                                                             $ 14.7       $ 19.5
                                                             ===================

      Pursuant to the terms of the building mortgage agreement, the Company's U.K. subsidiary must comply with certain financial covenants. At April 25, 2004, the subsidiary was in compliance with these financial covenants.

      Interest expense related to long-term debt, including obligations under capital leases, was $1.8 in Fiscal 2004 (2003 - $2.2). Future minimum lease payments under capital leases total $1.6 of which $1.2, $0.2, $0.2 and $nil relate to fiscal years 2005 to 2008, respectively. Interest costs of $0.1 are included in the total future lease payments. Scheduled principal mortgage repayments during the next five fiscal years are: 2005
      - $4.4; 2006 - $2.4; 2007 - $1.7; 2008 - $1.9; 2009 and beyond - $8.4.

MITEL NETWORKS CORPORATION
Notes to the Consolidated Financial Statements
Years ended April 25, 2004 and April 27, 2003
(in millions of Canadian dollars, except share and per share amounts)
--------------------------------------------------------------------------------

15.   COMMITMENTS AND GUARANTEES

      Operating leases

      The Company leases certain equipment and facilities under arms-length operating leases. The Company is also committed under related party leases and subleases for certain facilities (see Note 3). Rental expense and income on operating leases were as follows:

                                                                 2004       2003
                                                               ------     ------
Rental expense:
  Arms-length                                                  $ 11.7     $ 15.3
  Related party                                                   9.0        9.2
                                                               -----------------

Total                                                          $ 20.7     $ 24.5
                                                               =================

Rental income:
  Arms-length                                                  $  0.2     $  1.8
  Related party                                                   5.7        5.7
                                                               -----------------

Total                                                          $  5.9     $  7.5
                                                               =================

      Future operating minimum lease payments and future sublease income are as follows:

                         Future Lease Payments           Future Lease Income
                       -------------------------       -------------------------
                                         Related                         Related
                       Arms-length        Party        Arms-length        Party
                       -----------        -----        -----------        -----

   2005                  $   8.6             9.0             1.6             5.3
   2006                      4.7             9.0              --             5.3
   2007                      2.8             9.0              --             0.9
   2008                      2.3             9.0              --              --
   2009                      1.6             9.0              --              --
Thereafter                   7.4            18.0              --              --
                         -------------------------------------------------------

                         $  27.4         $  63.0         $   1.6         $  11.5
                         =======================================================

      Capital expenditures

      As at April 25, 2004, capital expenditure commitments to the Supplier amounted to $0.1 (2003 - $0.7).

MITEL NETWORKS CORPORATION
Notes to the Consolidated Financial Statements
Years ended April 25, 2004 and April 27, 2003
(in millions of Canadian dollars, except share and per share amounts)
--------------------------------------------------------------------------------

15.   COMMITMENTS AND GUARANTEES (Continued)

      Guarantees

      The Company has adopted the disclosure requirements of Accounting Guideline 14, "Disclosure of Guarantees" ("AcG-14") issued by the CICA, which requires certain disclosures of obligations under guarantees . The guideline does not apply to product warranties. The Company has the following major types of guarantees that are subject to the disclosure requirements of AcG-14:

      Intellectual property indemnification obligations:

      The Company enters on a regular basis into agreements with customers and suppliers that include limited intellectual property indemnification obligations that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of these intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the consolidated financial statements with respect to these guarantees.

      Bid and performance related bonds:

      The Company enters into bid and performance related bonds related to various customer contracts. Performance related bonds usually have a term of twelve months and bid bonds generally have a much shorter term. Potential payments due under these may be related to the Company's performance and/or the Company's resellers' performance under the applicable contract. At April 25, 2004, the total maximum potential amount of future payments the Company could be required to make under bid and performance related bonds was $11.0.

16.   CONTINGENCIES

      In October 2003 the Company was served with a summons and complaint in a class action lawsuit brought forward by former employees of the Company. The complaint alleges liabilities for pay in lieu of termination notice and temporary reduction in hours and pension contributions. A tentative date for mediation has been scheduled during the second quarter of Fiscal 2005. The Company is at the early stages of evaluating this claim, and estimates that its range of loss relative to this matter may be $0 to $2.0. The Company intends to vigorously defend this matter.

      The Company is also party to a small number of legal proceedings, claims or potential claims arising in the normal course of its business. In the opinion of the Company's management and legal counsel, any monetary liability or financial impact of such claims or potential claims to which the Company might be subject after final adjudication would not be material to the consolidated financial position of the Company, its results of operations, or its cash flows.

MITEL NETWORKS CORPORATION
Notes to the Consolidated Financial Statements
Years ended April 25, 2004 and April 27, 2003
(in millions of Canadian dollars, except share and per share amounts)
--------------------------------------------------------------------------------

17.   CONVERTIBLE, REDEEMABLE PREFERRED SHARES

      Series A Preferred Shares

      On April 23, 2004 the Company issued 20,000,000 Class A Series 1 Convertible and Redeemable Preferred Shares ("Series A Preferred Shares") for cash consideration of $1.00 per preferred share, in conjunction with common stock purchase warrants. The warrants entitle the Series A shareholders to purchase 5,000,000 common shares of the Company at an exercise price of $1.25 per common share. The warrants are immediately exercisable and expire 7 years from the original issuance date. The net proceeds were allocated between the Series A Preferred Shares and the warrants based upon their relative fair values. This allocation resulted in an assignment of proceeds of $1.3 to the warrants.

      The Series A Preferred Shares are subject to non-cumulative dividends as and when declared by the Board of Directors of the Company. The amount, if any, of any such dividends is at the absolute discretion of the Board. No dividends have been declared as at April 25, 2004. The holders of the Series A Preferred Shares are entitled to elect two members of the Board of Directors of the Company, and at least one of the members of certain committees of the Board of Directors, and are entitled to vote as a single class with each share of Series B Preferred Shares and Common Shares.

      The Series A Preferred Shares are convertible at any time at the option of the holders without payment of any additional consideration into common shares at a conversion value of $1.00 per share, plus any declared but unpaid dividends. The terms of the agreement provide that, if the Company subsequently issues common shares or common share equivalents at a price less than the conversion value in effect prior to such issuance (subject to certain excluded transactions), the conversion value of the Series A Preferred Shares will be reduced accordingly. The Series A Preferred Shares also have the following additional conversion features: i) the shares will automatically convert into common shares upon the closing of a qualified IPO or upon a vote or written consent of the majority of the Series A shareholders; ii) if the Series A shareholders convert after 2 years from the original issue date, in addition to the common shares otherwise issuable upon conversion, the Series A shareholders will also receive an additional number of common shares equal to the issue price of $1.00 per preferred share divided by the fair market value of the common shares on the date of conversion iii)if the shares are converted pursuant to a non-qualified IPO the Series A shareholders will receive an additional number of common shares based on a fraction of the excess, if any, of two times the original Series A issue price over the IPO price.

      At any date after 5 years from the original issuance date, or at any date prior to a partial sale event other than a public offering, the majority holders of the Series A Preferred Shares have a right to require the Company to redeem the shares for cash. The redemption amount is equal to the original issue price of $1.00 per preferred share times the number of Series A Preferred Shares outstanding, plus any declared but unpaid dividends, plus the then current fair market value of the common shares into which the Series A Preferred Shares are convertible (other than common shares issuable under additional conversion features). At April 25, 2004 management has estimated that the fair value of the Company's common shares was equivalent to the fair value of preferred shares at $1.00 per share, resulting in a total redemption value of $40.0 at April 25, 2004. The Series A shareholders will also have a right to request the redemption of the Series A shares upon the exercise of put rights by certain shareholders. In the event of an exercise of put rights, the redemption amount will be equal to the original issue price of $1.00 per preferred share times the number of Series A Preferred Shares outstanding, plus any declared but unpaid dividends, plus the issuance of the number of common shares into which the Series A Preferred Shares are convertible.

      As the preferred shares are redeemable at the option of the holders, the fair value of the Series A Preferred Shares has been classified as a liability in the consolidated balance sheet as at April 25, 2004, in accordance with Canadian GAAP. The equity component comprising the conversion feature was valued at $0.4 using the residual approach and has been recorded in shareholders' equity.

MITEL NETWORKS CORPORATION
Notes to the Consolidated Financial Statements
Years ended April 25, 2004 and April 27, 2003
(in millions of Canadian dollars, except share and per share amounts)
--------------------------------------------------------------------------------

17.   CONVERTIBLE, REDEEMABLE PREFERRED SHARES (continued)

      Series B Preferred Shares

      Pursuant to the issuance of the Series A Preferred Shares on April 23, 2004, certain common shareholders of the Company exchanged 29,530,494 common shares for 67,060,988 Class B Series 1 Convertible and Redeemable Preferred Shares ("Series B Preferred Shares") of the Company at $1.00 per preferred share.

      The Series B Preferred Shares carry the same rights and privileges with respect to dividends and votes as the Series A Preferred Shares, except that the Series B Preferred Shares rank junior to the Series A Preferred Shares, but senior to the holders of common shares or any other class of shares, in the event of payment of preferential amounts required upon a liquidation or change of control.

      The Series B Preferred Shares carry the same conversion rights, and in the same conversion amounts, as the Series A Preferred Shares.

      At any date after 5 years from the original issuance date, or at any date prior to a partial sale event other than a public offering, the majority holders of the Series B Preferred Shares have a right to require the Company to redeem the shares for cash. The redemption amount is equal to the original issue price of $1.00 per preferred share times the number of Series B Preferred Shares outstanding, plus any declared but unpaid dividends, plus the then current fair market value of the common shares into which the Series B Preferred Shares are convertible (other than common shares issuable under additional conversion features). At April 25, 2004 management has estimated that the fair value of the Company's common shares was equivalent to the fair value of preferred shares at $1.00 per share, resulting in a total redemption value of $134.1 at April 25, 2004. As the Series B shareholders have a right to require the Company to redeem the shares, the fair value of the Series B Preferred Shares has been classified as a liability in the consolidated balance sheet as at April 25, 2004, in accordance with Canadian GAAP. The equity component comprising the conversion feature was valued at $5.8 using the residual approach and has been recorded in shareholders' equity.

      The  following  table   summarizes  the  allocation  of  the  convertible,
      redeemable preferred shares, net of share issue costs, among its different elements:

                                                                               Series A       Series B        Total
                                                                               --------       --------        ------
Convertible, redeemable preferred  share capital (net                           $ 18.2         $ 65.6         $ 83.8
   of  share issue costs)
Less: amount allocated to warrants                                                (1.3)            --           (1.3)
                                                                                                              - ----
Less: amount allocated to conversion feature                                      (0.4)          (5.8)          (6.2)
                                                                                ------------------------------------

Carrying value of convertible, redeemable preferred shares                      $ 16.5         $ 59.8         $ 76.3
                                                                                ------------------------------------

18.   SHARE CAPITAL

      The Company's authorized capital stock consists of an unlimited number of common shares, and an unlimited number of Series A and Series B Preferred Shares created in Fiscal 2004 (refer to Note 17 for description of the terms of the preferred shares). The holders of common shares are entitled to one vote per share and are entitled to dividends when and if declared by the Board of Directors.

MITEL NETWORKS CORPORATION
Notes to the Consolidated Financial Statements
Years ended April 25, 2004 and April 27, 2003
(in millions of Canadian dollars, except share and per share amounts)
--------------------------------------------------------------------------------

18.   SHARE CAPITAL (Continued)

      Following is an analysis of the changes in common shares issued and outstanding and the amount of share capital for the year ended April 25, 2004:

                                                                     Number               Common       Liability to        Total
                                                                   Of Common              Shares          Issue            Share
                                                                     Shares               Amount          Shares          Capital
                                                                     ------               ------          ------          -------
Issued and outstanding at April  28, 2002                         110,924,924          $      301.8    $        5.8    $      307.6

    Increase in liability to issue shares
                  (note 3)                                                 --                    --             0.4             0.4
    Shares issued:
       Shares issued in a related party
           transaction (Note 3)                                     4,555,169                   6.3            (6.2)            0.1
       Shares issued in exchange for
           services                                                    10,487                   0.1              --             0.1
       Shares issued upon exercise of                                   3,966                    --              --              --
           stock options
    Shares repurchased                                                (94,333)                 (0.4)             --            (0.4)
    Share issue costs                                                      --                  (0.6)             --            (0.6)
    Stock-based dividend                                                   --                   0.1              --             0.1
                                                                 ------------------------------------------------------------------

Issued and outstanding at April 27, 2003                          115,400,213          $      307.3              --    $      307.3

    Shares issued:
       Conversion of convertible                                    5,445,775                  10.9              --            10.9
           debentures to common shares
       Conversion of related party loans to                        20,448,875                  40.9              --            40.9
           common shares
       Exchange of common shares for                              (29,530,494)                (67.1)             --           (67.1)
           Series B Preferred Shares
       Shares issued in exchange for                                   33,591                   0.1              --             0.1
           services
       Shares issued upon exercise of                                   5,950                    --              --              --
           stock options
    Shares repurchased                                                (21,153)                 (0.1)             --            (0.1)
    Share purchase loans outstanding                                       --                  (0.5)             --            (0.5)
    Reallocation of share issue costs to
           the convertible, redeemable
           preferred shares                                                --                   0.5                             0.5
    Stock-based dividend                                                   --                   0.2              --             0.2
                                                                 ------------------------------------------------------------------

Issued and outstanding at April 25,2004                           111,782,757          $      292.2    $         --    $      292.2
                                                                 ==================================================================

MITEL NETWORKS CORPORATION
Notes to the Consolidated Financial Statements
Years ended April 25, 2004 and April 27, 2003
(in millions of Canadian dollars, except share and per share amounts)
--------------------------------------------------------------------------------

18.   SHARE CAPITAL (Continued)

      During  Fiscal  2004,  the Company  issued  33,591  shares  (2003 - 10,487 shares) for total consideration of $0.1 (2003 - $0.1) in the form of professional services received. The carrying value of the shares represents the fair market value of the services received.

      In October 2003, a related party of the Company, the Financing Affiliate, converted demand loans with a carrying value of $40.9 to 20,448,875 common shares of the Company at the then fair value of $2.00 per common share. In April 2004, these common shares were exchanged for 40,897,750 Series B Preferred Shares of the Company at their then fair value of $1.00 per preferred share.

      In October 2003, holders of the Convertible Debentures converted debentures with a carrying value of $10.9 to 5,445,775 common shares of the Company at the then fair value of $2.00 per common share. In April 2004, 5,081,619 of these common shares were exchanged for 10,163,238 Series B Preferred Shares of the Company at their then fair value of $1.00 per preferred share.

      On November 1, 2002, the liability to issue shares totaling $6.2 was converted into common shares as part of a related party transaction with the Funding Company (see also Note 3).

      Pursuant to a subscription agreement dated August 31, 2001 (the "Commencement Date") entered into with an unrelated private corporation (the "Investor"), the Company issued 4,000,000 common shares for cash consideration of $16.0. Under the terms of the subscription agreement, within thirty days following the occurrence of certain triggering events, including (i) the Company's failure to complete an initial public offering of its common shares ("IPO") on or before the fifth anniversary of the subscription agreement; (ii) a change in the Principal Shareholder's status as an officer or director of the Company prior to an IPO; (iii) the disposal by the Principal Shareholder of more than twenty-five percent of his investment in the Company to an unrelated party prior to an IPO, or
      (iv) the disposal by the Principal Shareholder of any common shares held in the Company at a price below $4.00 per share prior to an IPO, the Investor has the right (the "Put Right") to require the Company to redeem all or part of its common shares at a price of $4.00 per share plus interest accrued at an annual rate of 7 percent commencing on August 31, 2001 and compounded semi-annually.

      The August 31, 2001 agreement with the Investor provided that if, at any time prior to the Company raising an aggregate $20.0 in equity financing subsequent to the Commencement Date, the Company issues common shares or common share equivalents (the "Securities") to any party under terms that are more favourable than the rights of the Investor, the Investor had the right to request such favourable terms be applied to the common shares purchased under the subscription agreement described above. If, at any time prior to the Company raising an aggregate $40.0 in equity financing subsequent to the Commencement Date, the Company issues Securities to any party at a price or exercise price below $4.00 per share, the Investor had the right to receive for a nominal amount an additional number of Securities necessary to maintain the then current ownership percentage of the Investor in the Company.

      In connection with the April 23, 2004 financing of $20.0 described in Note 17, the Investor reached an agreement with the Company whereby all 4,000,000 common shares with a carrying value of $16.0 were exchanged for 16,000,000 Series B Preferred Shares of the Company at their then fair value of $1.00 per preferred share. As a result of the share exchange on April 23, 2004, the August 31, 2001 subscription agreement described above was terminated.

      Pursuant to the new shareholders' agreement dated April 23, 2004, within ninety days (original agreement dated February 16, 2001 - 30 days) following the failure by the Company to complete an IPO of its common shares on or prior to September 1, 2006, the Investor has a right (the "Put Right") to request redemption of the preferred shares at a price of $1.00 per preferred share, plus interest accrued at an annual rate of 7 percent commencing on August 31, 2001 and compounded semi-annually. Upon failure to complete an IPO by September 1, 2006, Zarlink, a major shareholder of the Company, also has the right to

MITEL NETWORKS CORPORATION
Notes to the Consolidated Financial Statements
Years ended April 25, 2004 and April 27, 2003
(in millions of Canadian dollars, except share and per share amounts)
--------------------------------------------------------------------------------

18.   SHARE CAPITAL (Continued)

      require the Company to redeem for cash all or part of its 10,000,000 common shares held in the Company at a price of $2.85 per common share.

      Employee share purchase plan

      In May 2001, the Company and its shareholders approved an Employee Stock Purchase Plan ("ESPP") allowing U.S. employees to purchase common shares of the Company through a single lump sum payment and/or payroll deductions. Of the 6,000,000 common shares authorized under the ESPP, 3,000,000 common shares were available for purchase at $4.00 (U.S. $2.58) per share during a first offering period that started on May 14, 2001 and ended April 28, 2002. As at April 28, 2002, employees purchased 645,032 common shares under the plan for total cash consideration of $2.6. The existing plan expired on April 30, 2003 with no additional offerings made under a second and final optional period.

      Equity offerings

      On June 8, 2001, February 15, 2002 and on February 28, 2002, the Company completed three equity offerings to certain employees and eligible investors. The Company issued 5,606,180 common shares for total consideration of $22.5, of which $13.2 was received in cash and $9.3 was covered by employee interest-free loans repayable to the Company over a two-year period from the date of each offering. The repayment of certain of the loans was suspended during Fiscal 2003 and reinstated during Fiscal 2004. As at April 25, 2004, $0.5 (2003 - $1.1) of the employee share purchase loans were outstanding.

      Stock option plan

      In March 2001, the Company's shareholders approved the Mitel Networks Corporation Employee Stock Option Plan (the "Plan") applicable to the Company's employees, directors, consultants and suppliers and authorized 25,000,000 shares for issuance thereunder. The options are granted at no less than the fair market value of the common shares of the Company on the date of grant and may generally be exercised in equal portions during the years following the first, second, third and fourth anniversaries of the date of grant, and expire on the earlier of the fifth anniversary and termination of employment. Available for grant at April 25, 2004 were 20,517,736 options (2003 - 8,962,846).

      On December 23, 2003 the Company put forth an offer to all eligible employees to exchange all of their outstanding, unexercised options to purchase common shares of the Company, in exchange for grants of new options. All of the 10,373,302 options tendered in the exchange were cancelled on January 23, 2004. An equal number of new options will be granted to the participating employees after July 26, 2004. The new options will vest in four equal installments commencing one year from the date of grant, and will have an exercise price to be determined by the Board of Directors of the Company, but which will not be lower than the fair value of a common share on the date of the grant.

      Following is a summary of the Company's stock option activity and related information:

MITEL NETWORKS CORPORATION
Notes to the Consolidated Financial Statements
Years ended April 25, 2004 and April 27, 2003
(in millions of Canadian dollars, except share and per share amounts)
--------------------------------------------------------------------------------

18.   SHARE CAPITAL (Continued)

      Stock option plan (Continued)

                                                             Year Ended April 25, 2004       Year Ended April 27, 2003
                                                             -------------------------       -------------------------
                                                                              Weighted                        Weighted
                                                                               Average                         Average
                                                              Number of       Exercise        Number of       Exercise
                                                               Options          Price          Options         Price
----------------------------------------------------------------------------------------------------------------------
Outstanding options:
Balance, beginning of period                                  16,037,154        $ 3.52       16,873,299        $ 3.60
Granted                                                        1,337,087        $ 2.39        1,406,900        $ 2.82
Exercised                                                         (5,950)       $ 3.50           (3,695)       $ 3.76
Forfeited                                                     (1,527,436)       $ 3.52       (1,774,572)       $ 3.67
Expired                                                         (985,289)       $ 3.66         (464,778)       $ 3.61

Cancelled                                                    (10,373,302)       $ 3.42               --        $   --
----------------------------------------------------------------------------------------------------------------------
Balance, end of period                                         4,482,264        $ 3.40       16,037,154        $ 3.52
----------------------------------------------------------------------------------------------------------------------
Weighted average fair value  of options
granted during the year using the minimum
value option pricing model                                                      $ 0.39                         $ 0.60
----------------------------------------------------------------------------------------------------------------------

      A summary of options outstanding at April 25, 2004 is as follows:

                            Total outstanding              Total exercisable
                        --------------------------     -------------------------
                                        Weighted                      Weighted
                                         Average                       Average
                                        Remaining                     Remaining
                        Number of      Contractual     Number of     Contractual
Exercise Price           Options          Life          Options         Life
--------------           -------          ----          -------         ----

    $2.00                 204,500       4.6 years          3,750      4.6 years
    $2.75                 815,750       3.6 years        150,624      3.6 years
    $3.50               2,546,244       1.9 years      1,932,916      1.9 years
    $4.00                 915,770       2.7 years        375,346      2.7 years
                        --------------------------------------------------------

                        4,482,264                      2,462,636
                        ========================================================

MITEL NETWORKS CORPORATION
Notes to the Consolidated Financial Statements
Years ended April 25, 2004 and April 27, 2003
(in millions of Canadian dollars, except share and per share amounts)
--------------------------------------------------------------------------------

18.   SHARE CAPITAL (Continued)

      Stock-based compensation

      As outlined in Note 2, the Company follows the fair value method of accounting for stock options issued to non-employees, as required by CICA Handbook section 3870.

      During Fiscal 2003, the Company granted 30,000 stock options at an exercise price of $2.75 per share to consultants and advisory directors. The fair market value of those stock options was determined using a Black-Scholes model based on the fair value of the common shares at the vesting date and, for the unvested shares, as at year ended April 25, 2004. For unvested options, compensation expense is measured as of each reporting date as the amount equal to the change in fair value of the stock options. The following assumptions were used: five-year life, interest rate of 4.0 percent, volatility of 149 percent and no dividends (Fiscal 2003 - 4.1 percent, volatility of 156 percent and no dividends). Stock compensation of $0.1 was recognized during Fiscal 2004 (Fiscal 2003
      - $0.1).  No new stock  options were issued to  consultants  during Fiscal
      2004.

      During Fiscal 2004, 88,000 stock options (Fiscal 2003 - 20,000 stock options) were granted to employees of a company controlled by the Principal Shareholder. The fair market value of the unvested stock options at the grant date was determined to be $0.1 (Fiscal 2003 - insignificant) based on a Black-Scholes model and recognized as a dividend to the Principal Shareholder offset by a corresponding increase to share capital. The following assumptions were used: five-year life, interest rate of 4.0 percent, volatility of 149 percent and no dividends (Fiscal 2003 - 4.1 percent, volatility of 156 percent and no dividends).

      As permitted by Section 3870, the Company did not adopt the provisions in respect of the fair value method of accounting for employee stock-based compensation. As a result, pro forma disclosure is required to reflect the impact on the Company as if it had elected to adopt the fair value method of accounting provisions of Section 3870. Had compensation cost for the Company's stock option plan been determined using the fair value method of accounting for stock-based compensation, pro forma net loss and pro forma net loss per share would have been as follows, using the following weighted average assumptions:

                                                 April 25, 2004   April 27, 2003

Net loss, as reported                               $ (37.1)          $(111.1)
Estimated additional stock-based compensation          (0.2)             (0.1)
                                                    -------           -------

Pro forma net loss                                    (37.3)           (111.2)
Stock-based dividend                                   (0.2)             (0.1)
Interest on convertible debentures                     (0.4)             (0.4)
                                                    -------           -------

Pro forma net loss available to common              $ (37.9)          $(111.7)
    shareholders
                                                    -------           -------

  Net loss per share, as reported                   $ (0.30)          $ (0.99)
                                                    -------           -------

Pro forma net loss per share - basic and diluted    $ (0.30)          $ (0.99)
                                                    -------           -------

Risk-free interest rate                                3.7%              4.1%
Dividends                                                0%                0%
Expected life of the options                        5 years           5 years

      Pro forma results disclosed are based on the provisions of Section 3870 using a minimum value option pricing model, which assumes no volatility, to calculate the fair value of employee stock options. Changes

MITEL NETWORKS CORPORATION
Notes to the Consolidated Financial Statements
Years ended April 25, 2004 and April 27, 2003
(in millions of Canadian dollars, except share and per share amounts)
--------------------------------------------------------------------------------

18.   SHARE CAPITAL (Continued)

      in the subjective input assumptions can materially affect the fair value estimate, and therefore the model used above does not necessarily provide reliable pro forma results.

      Earnings per share

      The following table sets forth the computation of basic and diluted earnings per share:

                                                           2004            2003
                                                   ------------ ---------------
Numerator:
  Net loss                                         $      (37.1)  $      (111.1)
  Stock-based dividend                                     (0.2)           (0.1)
   Interest on convertible debentures                      (0.4)           (0.4)
                                                   ----------------------------

   Net loss available to common shareholders       $      (37.7)  $      (111.6)
                                                   ============================

Denominator:
   Weighted average number of shares outstanding    127,831,211     113,109,751
        during the year- basic
   Effect of dilutive securities                            N/A             N/A
                                                   ----------------------------

   Weighted average number of shares outstanding    127,831,211     113,109,751
        during the year - diluted
                                                   ============================

Loss per common shares - basic and diluted         $      (0.30)  $       (0.99)
                                                   ============================

      As a result of the net losses for each of the following two fiscal years, the following potentially dilutive securities have not been included in the calculation of diluted loss per common share, because to do so would have been anti-dilutive:

                                                           2004            2003
                                                   ------------ ---------------
Number of shares:
  Stock options                                          19,888              --
  Warrants                                           11,278,329       5,254,920
  Convertible debentures                              2,029,111       4,885,389
  Convertible, redeemable preferred shares              477,047              --
                                                   ----------------------------

Total                                                13,804,375      10,140,309
                                                   ============================

      Options that are anti-dilutive because the exercise price is greater than the average market price of the common shares, are not included in the computation of diluted earnings per share. For Fiscal 2004, 4,277,764 stock options were excluded from the above computation of diluted EPS because they were anti-dilutive (2003 - 15,538,533 stock options).

MITEL NETWORKS CORPORATION
Notes to the Consolidated Financial Statements
Years ended April 25, 2004 and April 27, 2003
(in millions of Canadian dollars, except share and per share amounts)
--------------------------------------------------------------------------------

19.   CONVERTIBLE DEBENTURES

                                                                   2004     2003
                                                                 ------    -----
Convertible debentures - beginning of year                       $ 10.5    $  --
Convertible debentures issued in the year                            --     10.1
Plus: accrued interest                                              0.4      0.4
Conversion of debentures to common shares                         (10.9)      --
                                                                 ---------------

Convertible debentures - end of year                                 --    $10.5
                                                                 ===============

      On August 16, 2002, the Company closed a private offering of debentures convertible into shares of the Company that resulted in total cash proceeds of $10.1. The maturity date of the convertible debentures was July 27, 2003. The debentures provided for interest to accrue at the rate of 6.5 percent per annum payable on the maturity date or upon conversion of the debentures and accrued interest into common shares of the Company. The principal amount of the debentures, together with accrued interest outstanding under the debentures was subject to mandatory conversion, and would automatically convert into shares in the Company (i) if an equity financing pursuant to which equity securities which are, or which are convertible into, common shares in the Company were issued during the term, at an equivalent price per share, or (ii) if no such financing occurred during the term, at the end of the term, into fully-paid and non-assessable common shares of the Company, at a price per common share equal to the lesser of $3.00 per share and the price per share determined by an independent valuation.

      During Fiscal 2004 the term of the debentures was extended from July 27, 2003 to October 31, 2003. On October 31, 2003 the Company reached an agreement with the debenture holders whereby the entire carrying value of the debentures of $10.9 was converted to 5,445,775 common shares of the Company at $2.00 per common share. In April 2004 5,081,619 of the common shares were exchanged for 10,163,238 Series B Preferred Shares of the Company.

MITEL NETWORKS CORPORATION
Notes to the Consolidated Financial Statements
Years ended April 25, 2004 and April 27, 2003
(in millions of Canadian dollars, except share and per share amounts)
--------------------------------------------------------------------------------

20.   WARRANTS

      The following table outlines the carrying value of warrants outstanding at April 25, 2004 and April 27, 2003:

                                                                           2004        2003
                                                                        -------      ------
i)   Warrants issued re government funding
       Balance at beginning of the year                                 $  27.1      $   --
       Government funding received in year - warrants issued                3.5        17.0
       Government funding received in year - no warrants issued             7.2         7.8
       Accrued government funding receivable - no warrants
            issued                                                          4.3         2.3
                                                                        -------------------
         Balance at end of the year                                     $  42.1      $ 27.1

ii)  Warrants issued in connection with Series A Preferred              $   1.3          --
       Shares

iii) Warrants issued to financing agent                                    0.2           --
                                                                        ===================
Balance, end of year                                                    $ 43.6       $ 27.1
                                                                        ===================

      i) During Fiscal 2003, the Company, in conjunction with the Partner Company and the Funding Company, signed an agreement for funding from the Canadian Government for up to $60.0 of the Funding Company's, the Partner Company's and the Company's research and development activities over a three year period. Pursuant to the terms of the agreement, in exchange for funding received from the Government of Canada, the Company has committed to issue warrants to Her Majesty the Queen in Right of Canada exercisable into common shares for no additional consideration. The number of warrants to be issued on September 30 in each of 2002, 2003 and 2004 is determined based on the funding received and the fair market value of the common shares at the date of issuance. The warrants have no expiry date.

      In Fiscal 2003 the Company issued warrants to acquire 6,182,588 common shares related to $17.0 of the cash received. The number of warrants issued was calculated based on a fair value of $2.75 per share, as determined by an independent valuation. In Fiscal 2004, an additional 6,804,380 warrants were issued at the then fair value of $2.00 per share, of which 5,099,112 warrants related to $10.1 of government funding that was receivable and received during Fiscal 2003. Warrants relating to the remaining $11.5 of government funding received and receivable during Fiscal 2004 will be issued in September 2004 according to the terms of the agreement.

      ii) In connection with the issuance of Series A Preferred Shares in Fiscal 2004, the Company issued to the holders of the Series A Preferred Shares warrants to acquire 5,000,000 common shares of the Company. The warrants are exercisable at $1.25 per common share and have a seven year life.

      iii) In connection with the issuance of Series A Preferred Shares in Fiscal 2004, the Company issued warrants to the placement agent to acquire 1,000,000 common shares of the Company, as consideration for services rendered in connection with the financing transaction. The fair value of the warrants was estimated based on the fair value of services received. The warrants are exercisable at $1.00 per share and have a five year life.

MITEL NETWORKS CORPORATION
Notes to the Consolidated Financial Statements
Years ended April 25, 2004 and April 27, 2003
(in millions of Canadian dollars, except share and per share amounts)
--------------------------------------------------------------------------------

21.   TRANSLATION ACCOUNT

      The following table summarizes changes in the translation account:

                                                               2004       2003
                                                            -------    -------
Balance, beginning of year                                  $  (2.4)   $   1.0

Movements in exchange rates
  U.K. pound sterling                                          (1.5)       0.6
  U.S. dollar                                                  (3.5)      (4.0)
  Euro                                                         (0.1)        --
                                                            --------------------

Balance, end of year                                        $  (7.5)   $  (2.4)
                                                            ====================

22.   OTHER INCOME (EXPENSE), NET

                                                               2004       2003
                                                            -------    -------
Foreign exchange gains (losses), net                        $  (1.3)   $   4.5
Interest income                                                 0.5        0.6
                                                            --------------------

                                                            $  (0.8)   $   5.1
                                                            ====================

MITEL NETWORKS CORPORATION
Notes to the Consolidated Financial Statements
Years ended April 25, 2004 and April 27, 2003
(in millions of Canadian dollars, except share and per share amounts)
--------------------------------------------------------------------------------

23.   INCOME TAXES

      Details of income taxes are as follows:

                                                              2004         2003
                                                           -------     --------
Loss before income taxes:
  Canadian                                                 $ (9.2)     $   (6.9)
  Foreign                                                   (27.6)       (108.5)
                                                           --------------------

                                                           $(36.8)     $ (115.4)
                                                           ====================
Income tax (expense) recovery:
Current
  Canadian                                                 $   --      $    --
  Foreign                                                    (2.3)          4.3
                                                           --------------------
                                                             (2.3)          4.3
Future
  Canadian                                                     --            --
  Foreign                                                     2.0            --
                                                           --------------------

                                                           $ (0.3)     $    4.3
                                                           ====================

      The income tax expense (recovery) reported differs from the amount computed by applying the Canadian rates to the loss before income taxes. The reasons for these differences and their tax effects are as follows:

                                                              2004         2003
                                                           -------     --------

Expected tax rate                                            36.3%         38.0%
                                                           --------------------

Expected tax benefit                                       $ 13.1      $   43.8
Foreign tax rate differences                                (10.5)        (28.4)
Tax effect of losses and temporary differences
  not recognized                                             (8.0)        (23.9)
Tax effect from the recognition of previously
  unrecognized losses                                         1.1            --
Permanent differences                                         1.8           8.5
Tax refunds and other adjustments related to
  prior years                                                 2.2           4.3
                                                           --------------------

Income tax expense (recovery)                              $ (0.3)     $    4.3
                                                           ====================

MITEL NETWORKS CORPORATION
Notes to the Consolidated Financial Statements
Years ended April 25, 2004 and April 27, 2003
(in millions of Canadian dollars, except share and per share amounts)
--------------------------------------------------------------------------------

23.   INCOME TAXES (continued)

      The tax effect of components of the future tax assets and liabilities are as follows:

                                                               2004        2003
                                                             ------      ------
Assets:
  Net operating loss carryforwards                           $ 65.2      $ 57.8
  Allowance for doubtful accounts                               3.7         2.7
  Inventory                                                     1.7         1.6
  Restructuring and other accrued liabilities                  11.0         8.4
  Pension                                                       4.0         3.1
  Lease obligations and long-term debt                          0.5         1.4
  Property and equipment                                        3.9         2.8
  Intangible and other assets                                  13.8        14.9
  Other                                                          --         0.2
                                                             ------------------

Total future tax assets                                       103.8        92.9
                                                             ------------------

Future tax liabilities                                           --          --
                                                             ------------------

Total future tax assets net of total
  future tax liabilities                                      103.8        92.9
Valuation allowance                                          (101.8)      (92.9)
                                                             ------------------

Total future tax assets                                      $  2.0      $   --
                                                             ==================

      A valuation allowance of $101.8 (2003 - $92.9) has been established due to uncertainty regarding the realization of the future benefit related to that amount.

      As at April 25, 2004, the Company and its subsidiaries had tax loss carryforwards of approximately $348.6 (2003 - $315.5) available to reduce future years' income for tax purposes. These tax loss carryforwards relate to operations in Canada, United States, United Kingdom, Italy, Hong Kong and Barbados and expire as follows: 2005 - $11.3; 2006 - $0.9; 2007 - $5.5; 2008 - $49.7; 2009 - $6.8; 2010 to 2022 - $274.4. As a result of the acquisition of the Company on February 16, 2001, there are restrictions on the use of certain of these losses to offset taxable income in future periods.

      As at April 25, 2004, the Company had a Canadian ITC carryforward balance of approximately $15.8 (2003 - $3.9), which may offset future federal income taxes payable. The ITCs expire in 2013 and 2014.

      The Company does not expect that the unremitted earnings of its subsidiaries will be subject to income tax and withholding taxes as it plans to reinvest the earnings of its subsidiaries indefinitely. Accordingly, no provision has been made for potential income tax and withholding taxes on repatriation of subsidiary earnings. For the year ended April 25, 2004, the loss before income taxes attributable to all foreign operations was $27.6 (2003 - $108.5).

MITEL NETWORKS CORPORATION
Notes to the Consolidated Financial Statements
Years ended April 25, 2004 and April 27, 2003
(in millions of Canadian dollars, except share and per share amounts)
--------------------------------------------------------------------------------

24.   PENSION PLANS

      The Company and its subsidiaries maintain defined contribution pension plans that cover substantially all employees and the Company's U.K. subsidiary also maintains a defined benefit pension plan. The Company matches the contributions of participating employees to the defined contribution pension plans on the basis of the percentages specified in each plan. The costs of the defined contribution pension plans are expensed as incurred. The defined benefit plan provides pension benefits based on length of service and final average earnings. The pension costs of the defined benefit pension plan are actuarially determined using the projected benefits method pro-rated on services and management's best estimate of the effect of future events. Pension plan assets are valued at fair value. The most recent actuarial valuation of the plan was performed as at August 1, 2003 and updated to March 31, 2004.

      In June 2001, the defined benefit pension plan was closed to new employees and a defined contribution option was introduced to members of the defined benefit pension plan. Members were given the choice to continue in the defined benefit plan or transfer their assets to the defined contribution plan.

      The Company's net benefit plan expense was as follows:

                                                                2004       2003
                                                              ------     ------
Current service cost - defined contribution                   $  2.3     $  2.6
Current service cost - defined benefit                           4.9        3.4
Interest cost                                                    6.9        6.4
Expected return on plan assets                                  (5.3)      (6.4)
Recognized net actuarial loss                                    1.8        0.2
                                                              -----------------

Net pension plan expense                                      $ 10.6     $  6.2
                                                              =================

MITEL NETWORKS CORPORATION
Notes to the Consolidated Financial Statements
Years ended April 25, 2004 and April 27, 2003
(in millions of Canadian dollars, except share and per share amounts)
--------------------------------------------------------------------------------

24.   PENSION PLANS (Continued)

      United Kingdom defined benefit pension plan

      The actuarial present value of the accrued pension benefits and the net assets available to provide for these benefits, at market value, were as follows:

                                                         2004              2003
                                                    ---------          --------
Change in accrued pension benefits:
  Benefit obligation at beginning of year           $   125.8          $   97.3
  Service cost                                            2.4               2.4
  Interest cost                                           6.9               6.4
  Plan participants' contributions                        2.1               2.6
  Actuarial (gain) loss                                  (0.7)             17.0
  Benefits paid                                          (1.1)             (0.7)
  Foreign exchange                                        5.4               0.8
                                                    ---------------------------

Benefit obligation at end of year                       140.8             125.8
                                                    ---------------------------

Change in plan assets
  Fair value of plan assets at beginning of year         68.0              81.2
  Actual return on plan assets                           14.9             (20.5)
  Employer contributions                                  2.5               3.6
  Employee contributions                                  2.1               2.6
  Benefits paid                                          (1.1)             (0.7)
  Foreign exchange                                        3.6               1.8
                                                    ---------------------------

Fair value of plan assets at end of year                 90.0              68.0
                                                    ---------------------------

Unfunded status                                         (50.8)            (57.8)
Unrecognized net actuarial loss                          37.8              47.4
                                                    ---------------------------

Net pension benefit liability                       $   (13.0)        $   (10.4)
                                                    ===========================

      The following assumptions were used to determine the periodic pension expense and the net present value of the accrued pension benefits:

                                                         2004              2003
                                                    ---------          --------
Discount rate                                          5.5%               5.5%
Compensation increase rate                             2.5%               2.5%
Investment returns assumption                          7.75%              7.5%
Average remaining service life of employees          20 years           25 years

MITEL NETWORKS CORPORATION
Notes to the Consolidated Financial Statements
Years ended April 25, 2004 and April 27, 2003
(in millions of Canadian dollars, except share and per share amounts)
--------------------------------------------------------------------------------

25.   FINANCIAL INSTRUMENTS

      Fair value

      The Company's financial instruments include cash and cash equivalents, restricted cash, accounts receivable, amounts due to and from related parties, other receivables, long-term receivables, accounts payable, long-term debt, foreign exchange forward contracts and foreign exchange swaps. Due to the short-term maturity of cash and cash equivalents, restricted cash, amounts due to and from related parties, accounts receivable, other receivables and accounts payable, the carrying value of these instruments is a reasonable estimate of their fair value. Foreign exchange contracts are carried at fair value and amounted to $0.4 and $0.1 classified as other current assets and accounts payable and accrued liabilities, respectively, as at April 25, 2004 (April 27, 2003 - $nil and $0.5, respectively). The fair value of the foreign exchange contracts reflects the estimated amount that the Company would have been required to pay if forced to settle all outstanding contracts at year-end. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company's future earnings or cash flows. The fair value of long-term receivables and long-term debt was determined by discounting future cash receipts and future payments of interest and principal, at estimated interest rates that would be available to the Company at year-end. The fair value of financial instruments approximate their carrying value with the following exceptions:

                                      2004                        2003
                               -------------------        ---------------------
                               Carrying      Fair         Carrying       Fair
                                Amount       Value         Amount        Value
                                ------       -----         ------        -----
Long-term receivables          $   0.4      $   0.4       $    1.0      $   1.3
Long-term debt                 $ (20.3)     $ (21.6)      $  (26.6)     $ (28.4)

      Credit risk

      The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are invested in government and commercial paper with investment grade credit rating. The Company is exposed to normal credit risk from customers. However, the Company's orientation is global with a large number of diverse customers to minimize concentrations of credit risk.

      Interest rate risk

      The Company has credit facilities with interest rates subject to fluctuations in the prime rate or the LIBOR / Bankers' Acceptance rate. The Company is not exposed to other significant interest rate risk due to the short-term maturity of its monetary assets and current liabilities.

MITEL NETWORKS CORPORATION
Notes to the Consolidated Financial Statements
Years ended April 25, 2004 and April 27, 2003
(in millions of Canadian dollars, except share and per share amounts)
--------------------------------------------------------------------------------

25.   FINANCIAL INSTRUMENTS (Continued)

      Foreign currency risk

      The Company is exposed to currency rate fluctuations related primarily to its future net cash flows of U.S. dollars, British pounds and Euro dollars from operations. The Company uses foreign currency forward contracts and foreign currency swaps to minimize the short-term impact of currency fluctuations on foreign currency receivables, payables and intercompany balances. Foreign currency contracts are recorded at fair market value. Related foreign currency gains and losses are recorded in other expense, net, in the consolidated statements of operations and offset foreign exchange gains or losses from the revaluation of intercompany balances and other current assets and liabilities denominated in currencies other than the functional currency of the reporting entity.

      The Company's foreign exchange contracts mature within one month. For the year ended April 25, 2004, other expense, net included a net unrealized gain of $0.3 (2003- gain of $0.5; 2002 - loss of $0.1) for changes in the fair value of foreign exchange contracts. As of April 25, 2004, the Company had outstanding foreign exchange contracts requiring (i) to exchange British Pounds for Canadian dollars with aggregate notional amounts of $30.7 (2003 - $22.6), (ii) to exchange U.S. dollars for Canadian dollars with a notional amount of $35.8 (2003 - $13.0), (iii) to exchange Euro dollars for Canadian dollars with aggregate notional amounts of $6.1 (2003 - $nil) and (iv) to exchange Euro dollars and U.S. dollars for British Pounds with aggregate notional amounts of (pound)nil (2003 - (pound)7.6).

      Non-derivative and off-balance sheet instruments

      Requests for providing commitments to extend credit and financial guarantees are reviewed and approved by senior management. Management regularly reviews all outstanding commitments, letters of credit and financial guarantees, and the results of these reviews are considered in assessing the adequacy of the Company's reserve for possible credit and guarantee losses. At April 25, 2004 and at April 27, 2003, there were no outstanding commitments to extend credit to third parties or financial guarantees outstanding other than letters of credit. Letters of credit amounted to $4.4 as of April 25, 2004 (April 27, 2003 - $3.6). The estimated fair value of letters of credit, which is equal to the fees paid to obtain the obligations, was insignificant as of April 25, 2004 (April 27, 2003 - insignificant).

MITEL NETWORKS CORPORATION
Notes to the Consolidated Financial Statements
Years ended April 25, 2004 and April 27, 2003
(in millions of Canadian dollars, except share and per share amounts)
--------------------------------------------------------------------------------

26.   SUPPLEMENTARY CASH FLOW INFORMATION

                                                              2004         2003
                                                           -------      -------
Change in operating non-cash assets and liabilities
  Accounts receivable                                      $  (5.4)     $  11.5
  Other receivables                                            7.2         (1.6)
  Inventories                                                 11.2         (2.1)
  Prepaid expenses                                             2.4          3.5
  Long-term receivables                                        0.5          1.7
  Accounts payable and accrued liabilities                     0.6         (7.6)
     Long term portion of lease termination obligations        3.4          3.6
  Deferred revenue                                             0.6        (10.2)
  Income and other taxes payable                               3.8          1.8
  Due from related parties                                      --         (0.5)
  Due to related parties                                       7.0          0.8
                                                           --------------------

                                                           $  31.3      $   0.9
                                                           ====================

Interest payments                                          $   5.1      $   4.3
                                                           ====================

Income tax payments                                        $    --      $    --
                                                           ====================

Disclosure of non-cash activities during the year
  Convertible debentures converted to common               $  10.9      $    --
   shares
  Related party loans converted to common shares              40.9           --
  Exchange of common shares for convertible,                  67.1           --
    redeemable preferred shares
  Warrants issued in connection with financing                 1.3           --
  Warrants issued to financing agent                           0.2           --
  Issuance of shares in exchange for services                  0.1          0.1
  Stock based dividend                                         0.2          0.1